     Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
TELECOMMUNICATION SYSTEMS, INC., OLYMPUS MERGER
SUB INC., NETWORKS IN MOTION, INC.
AND
G. BRADFORD JONES, AS THE STOCKHOLDERS’ REPRESENTATIVE
NOVEMBER 25, 2009

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

Page

Section 8.3 Survival; Claims Period	65
Section 8.4 Limitations and Other Indemnity Claim Matters	65
Section 8.5 Calculation of Losses; No Duplication of Recovery	67
Section 8.6 Treatment of Indemnification Payments	67
Section 8.7 Claim Procedures	68
Section 8.8 Exclusive Remedy After Closing	68
Section 8.9 Stockholders’ Representative	69

ARTICLE IX REGISTRATION RIGHTS AND CONTRACTUAL LOCKUP	72

Section 9.1 Special Definitions	72
Section 9.2 Registration	73
Section 9.3 Registration Procedures	74
Section 9.4 Registration Expenses	76
Section 9.5 Indemnification	76
Section 9.6 Contractual Lock-Up	77
Section 9.7 Miscellaneous	78

ARTICLE X GENERAL	78

Section 10.1 Entire Agreement; Successors and Assigns	78
Section 10.2 Amendments	79
Section 10.3 Notices	79
Section 10.4 Governing Law; Waiver of Jury Trial	81
Section 10.5 Specific Performance, Jurisdiction and Venue	81
Section 10.6 Severability	82
Section 10.7 Transaction Costs and Expenses	82
Section 10.8 Schedules and Exhibits	82
Section 10.9 Third Party Beneficiaries	82
Section 10.10 No Strict Construction	82
Section 10.11 Counterparts	82

EXHIBITS:

Exhibit A — Definitions
Exhibit B — Form of Certificate of Merger
Exhibit C — Form of Twelve Month Promissory Note of TeleCommunication Systems, Inc.
Exhibit D — Form of Indemnification Promissory Note of TeleCommunication Systems, Inc.
Exhibit E-1 — Form of Company Owner Representations and Warranties Agreement
Exhibit E-2 — Form of Selling Stockholder Agreement
Exhibit F — Solicitation and Investor Representation Statement
Exhibit G — Form of Letter of Transmittal
Exhibit H — Form of Escrow Agreement
Exhibit I — Form of Resignation and Release

-iii-

AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 25, 2009 (the “Execution Date”), is by and among TeleCommunication Systems, Inc., a Maryland corporation (“Parent”), Olympus Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Networks in Motion, Inc., a Delaware corporation (the “Company”), and G. Bradford Jones, as the Stockholders’ Representative (the “Stockholders’ Representative”). All of the signatories to this Agreement are collectively referred to as the “Parties,” and each is individually referred to as a “Party.”
RECITALS
     WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger (the “Merger”), the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (ii) adopted resolutions approving this Agreement and the transactions contemplated hereby, including the Merger, declaring its advisability and recommending the adoption by the Company Stockholders of this Agreement and the Merger and directing that this Agreement, the Merger and the other transactions contemplated hereby be submitted to a vote of the Company Stockholders; and
     WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Merger Sub and its sole stockholder and (ii) adopted resolutions approving this Agreement and the transactions contemplated hereby, including the Merger, declaring its advisability and recommending the adoption by its sole stockholder of this Agreement and the Merger and directing that this Agreement, the Merger and the other transactions contemplated hereby be submitted to a vote of its sole stockholder. The sole stockholder of Merger Sub has adopted this Agreement and approved the Merger and the other transactions contemplated hereby; and
     WHEREAS, the Board of Directors of Parent, as the sole stockholder of Merger Sub, has adopted resolutions to cause Merger Sub to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

AGREEMENTS
ARTICLE I
DEFINITIONS
          Section 1.1 Definitions. In addition to the terms defined in the body of this Agreement, capitalized terms used in this Agreement have the meanings assigned to them in Exhibit A.
          Section 1.2 Construction. All article, section, subsection, schedule and exhibit references used in this Agreement are to this Agreement unless otherwise specified. Unless the context of this Agreement clearly requires otherwise: (a) the singular includes the plural and the plural includes the singular wherever and as often as may be appropriate, (b) the words “includes” or “including” means “including without limitation,” (c) the word “or” is not exclusive and (d) the words “hereof,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not any particular section or article in which such words appear. All references to Dollars or “$” are to United States dollars. Unless otherwise noted, all references to “days” are to calendar days. The words “provided” or “made available” by the Company shall mean made available for review in the due diligence data room created by the Company, to which Parent was granted access.
ARTICLE II THE
MERGER
          Section 2.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the Legal Requirements of the State of Delaware.
          Section 2.2 Closing; Effective Time.
     (a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date as soon as practicable but in no event later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI, or at such other time and place as Parent and the Company may mutually agree (the “Closing Date”). By agreement of the Parties, the Closing may take place by conference call, telecopy and e-mail with exchange of original signatures by overnight mail.
     (b) On the Closing Date and subject to the terms and conditions hereof, the Parties shall cause the Merger to be consummated by filing a duly executed Certificate of Merger substantially in the form of Exhibit B attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”).

The Merger shall become effective upon such time as the Certificate of Merger has been accepted for record by the Secretary of State (the “Effective Time”).
          Section 2.3 Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation.
          Section 2.4 Certificate of Incorporation; Bylaws.
     (a) The Certificate of Incorporation of the Surviving Corporation in effect at the Effective Time will be amended and restated as set forth on Exhibit A to the Certificate of Merger until amended or amended and restated in accordance with applicable Legal Requirements.
     (b) The Bylaws of the Surviving Corporation in effect at the Effective Time will be amended and restated to read the same as the bylaws of Merger Sub immediately prior to the Effective Time until amended or amended and restated in accordance with applicable Legal Requirements.
          Section 2.5 Directors and Officers. The Company shall cause to be delivered to Parent, promptly after the date hereof, resignations of all the directors and officers of the Company and each of its Subsidiaries to be effective upon the consummation of the Merger. At the Effective Time, the directors and officers of Merger Sub shall continue in office as the directors and officers of the Surviving Corporation and each of its Subsidiaries to serve until their respective successors are duly elected or appointed and qualified.
          Section 2.6 Dissenters’ Rights. Shares of Company Capital Stock (as defined below) that have not been voted in favor of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with Section 262 of the DGCL (“Dissenting Shares”), will not be converted into the right to receive the Merger Consideration otherwise payable with respect to such shares of Company Capital Stock at or after the Effective Time, but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware. Shares of Company Capital Stock with respect to which dissenters’ rights have not terminated (as evidenced by the failure of the holder of such shares of Company Capital Stock to vote for approval of this Agreement or to submit a letter of transmittal in the form of Exhibit G attached hereto (a “Letter of Transmittal”) to the Paying Agent in accordance with Section 2.7(i) with respect to such shares of Company Capital Stock) will not be converted into the right to receive the Merger Consideration otherwise payable with respect to such shares of Company Capital Stock at or after the Effective Time until the earliest of approval of this Agreement by such holder, submission of a Letter of Transmittal by such holder or the expiration of the statutory period for demand for payment and appraisal. If a holder of Dissenting Shares (a

“Dissenting Stockholder”) withdraws his, her or its demand for such payment and appraisal or becomes ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, the Merger Consideration into which such shares of Company Capital Stock would have been converted pursuant to Section 2.7. The Company will give Parent prompt notice of any demand received by the Company from a holder of Dissenting Shares for appraisal of shares of Company Capital Stock, and Parent (and the Stockholders’ Representative post-Closing, at his expense) shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent, or as required under the DGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor from the Company but only after the value therefor has been agreed upon or finally determined pursuant to such provisions. Any portion of the Merger Consideration that would otherwise have been payable with respect to Dissenting Shares if such Shares were not Dissenting Shares will be retained by Parent.
          Section 2.7 Merger Consideration and Payment Thereof; Effect on Capital Stock.
     (a) Adjustments to Merger Consideration.
     (i) Pre-Closing Adjustment to Merger Consideration. No later than five Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end of Closing Date, which balance sheet will be prepared in accordance with GAAP, as applied in a manner consistent with the past practices and principles of the Company and its Subsidiaries. The balance sheet prepared in accordance with the foregoing is referred to as the “Estimated Closing Date Balance Sheet” which shall have attached to it a schedule showing the difference, if any, between the Net Working Capital shown on the Estimated Closing Date Balance Sheet (the “Estimated Net Working Capital”) and the Net Working Capital Threshold and the estimated amount of Excess Cash as of the end of the Closing Date (the “Estimated Excess Cash”). If the Net Working Capital Threshold exceeds the Estimated Net Working Capital by more than $750,000, then the entire amount of such excess over the Estimated Net Working Capital shall be referred to as the “Estimated Net Working Capital Decrease”. If the Estimated Net Working Capital exceeds the Net Working Capital Threshold by more than $750,000, then the entire amount of such excess over the Net Working Capital Threshold shall be referred to as the “Estimated Net Working Capital Increase”.

     (ii) Post-Closing Adjustment to Merger Consideration.
     (A) No later than 90 days after the Closing Date, Parent shall prepare, or cause to be prepared, and deliver to the Stockholders’ Representative an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Closing Date, which balance sheet will be prepared in accordance with GAAP, as applied in a manner consistent with the past practices and principles of the Company and its Subsidiaries (the “Final Closing Date Balance Sheet”) and which shall have attached to it a schedule showing the difference, if any, between the Net Working Capital shown on the Final Closing Date Balance Sheet (the “Final Net Working Capital”), the Estimated Net Working Capital and the actual amount of Excess Cash as of the end of the Closing Date. If the Net Working Capital Threshold exceeds the Final Net Working Capital by more than $750,000, then the entire amount of such excess over the Final Net Working Capital shall be referred to as the “Final Net Working Capital Decrease”. If the Final Net Working Capital exceeds the Net Working Capital Threshold by more than $750,000, then the entire amount of such excess over the Net Working Capital Threshold shall be referred to as the “Final Net Working Capital Increase”.
     (B) The Stockholders’ Representative shall have the right for 30 days following the Stockholders’ Representative’s receipt of the Final Closing Date Balance Sheet to object to the Final Closing Date Balance Sheet, or the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto by delivering a written notice to Parent specifying whether the Stockholders’ Representative has any objections to the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto and describing in reasonable detail such objections. Failure to give such timely objection notice (or written notification from the Stockholders’ Representative that it has no such objection) shall constitute acceptance and approval of such proposed Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto and the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto shall be final and binding upon the Parties. After delivery of the Final Closing Date Balance Sheet, if requested by the Stockholders’ Representative, Parent shall provide the

Stockholders’ Representative and its representatives reasonable access to the financial books and records pertaining to the Company and its Subsidiaries solely to confirm or audit the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto. The Stockholders’ Representative and its representatives may make reasonable inquiries of Parent regarding questions concerning, or disagreements with the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto arising in the course of their review of the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto. Parent shall use its commercially reasonable efforts to cause its accountants to cooperate with the Company Stockholders and his representatives and to respond to such inquiries. The Stockholders’ Representative and Parent will work diligently and in good faith to resolve any objections of the Stockholders’ Representative pursuant to this Section 2.7(a)(ii). If Parent and the Stockholders’ Representative are unable to agree upon the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto within 30 days of Parent’s receipt of the Stockholders’ Representative’s written objections, if any, Parent or the Stockholders’ Representative shall resolve such matters in accordance with the procedures set forth in Section 2.7(a)(ii)(C) below to resolve the Stockholders’ Representative’s remaining objections to the Final Closing Date Balance Sheet and the proposed calculations of the Final Net Working Capital, the Final Net Working Capital Decrease, the Final Net Working Capital Increase, or the actual amount of Excess Cash as of the end of the Closing Date, as appropriate, attached thereto (the “Remaining Disputed Items”).
     (C) In the event that the Stockholders’ Representative and Parent are unable to resolve on the Remaining Disputed Items, the Stockholders’ Representative and Parent shall each have the right to require that the Remaining Disputed Items be submitted to Ernst & Young LLP, or if such accounting firm is not available for any reason, such other national independent certified public accounting firm as Parent and the Stockholders’ Representative shall mutually agree and designate in writing (the “Accounting Firm”). Parent and the Stockholders’ Representative shall each present in writing to the Accounting Firm (A) its proposed resolution of each of the Remaining Disputed Items (on an item by item basis) and (B) any materials it wishes to present to justify the resolution it so presents. The Accounting Firm shall review each of the proposed resolutions submitted by Parent and the Stockholders’ Representative concerning each of the Remaining Disputed Items together with the supporting materials submitted in favor of the proposed resolutions. The Accounting Firm shall be required to accept the position of the party that is closest to what the Accounting Firm believes to be the correct position. In reaching its determination, the only alternatives available to the Accounting Firm will be to (i) accept the position of the Stockholders’ Representative or (ii) accept the position of Parent. Parent and the Stockholders’ Representative shall instruct the Accounting Firm to reach its final decision within 30 days after the presentation of the Remaining Disputed Items to the Accounting Firm. The Accounting Firm’s determination shall be binding upon the Parties. If at any time Parent and the Stockholders’ Representative resolve their dispute with respect to one or more Remaining Disputed Items prior to the Accounting Firm’s determination, then notwithstanding the preceding provisions of this Section 2.7(b)(iv), the Accounting Firm’s resolution procedures promptly shall be discontinued and the calculation of the affected items shall be revised by Parent and the Stockholders’ Representative, if necessary, to reflect such resolution and thereupon shall be final and binding on the Parties. The fees, costs and expenses of the Accounting Firm shall be allocated between Parent, on the one hand, and the Company Stockholders, on the other hand, in the same proportion that the aggregate dollar amount of the Remaining Disputed Items so submitted to the Accounting Firm that is unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total dollar amount of such disputed items so submitted.
     (D) Upon final determination of the Final Closing Date Balance Sheet and the Final Net Working Capital and the actual amount of Excess Cash as of the end of the Closing Date:
          (1) if comparing the Final Net Working Capital Increase or Final Net Working Capital Decrease to the Estimated Net Working Capital Increase or Estimated Net Working Capital Decrease and comparing the actual Excess Cash to the Estimated Excess Cash shows that the original calculation of the Initial Cash Amount was understated, then the deficiency shall be paid by Parent to the Company Owners by check within ten days after the Final Net Working Capital and the determination of the actual Excess Cash becomes binding on the Parties. Each Company Owner shall be entitled to receive such amount in proportion to the Owner’s Percentage Ownership, or
          (2) if comparing the Final Net Working Capital Increase or Final Net Working Capital Decrease to the Estimated Net

Working Capital Increase or Estimated Net Working Capital Decrease and comparing the actual Excess Cash to the Estimated Excess Cash shows that the original calculation of the Initial Cash Amount was overstated, then the excess shall be owing to Parent and the Company Owners shall satisfy such payment obligation to Parent in proportion to the Owner’s Percentage Ownership through (i) in the case of the holders of Cash-Out Options, from the Cash-Out Adjustment Escrow Amount in the Escrow Account, if sufficient, and (ii) in the case of all other Company Owners, from reduction in the principal amount of the Twelve Month Promissory Notes, if sufficient. If the Cash-Out Adjustment Escrow Amount and the principal amount of the Twelve Month Promissory Notes is insufficient to satisfy such overstatement, then the holders of the Cash-Out Options and Company Owners shall be responsible for any deficiency in proportion to the to Cash-Out Ownership Percentage with respect to the holders of Cash-Out Options and in proportion to the Owner’s Percentage Ownership with respect to the Company Owners.
     (E) Within 10 days of the final determination of the Final Closing Date Balance Sheet and the Final Net Working Capital and the actual amount of Excess Cash as of the end of the Closing Date, Parent and Stockholders’ Representative shall jointly instruct the Escrow Agent to deliver to the Company (for distribution to the Cash-Out Option Holders, less applicable tax withholding) the amount, if any, of the Cash-Out Adjustment Escrow Amount remaining after deducting any payment to be made therefrom pursuant to Section 2.7(a)(ii)(D)(2). Such amount shall be promptly paid by the Company by check to the holders of the Cash-Out Options in proportion to the Cash-Out Option Percentage of each such holder.
     (b) Effect on the Company Capital Stock. By virtue of the Merger, and without any action on the part of Parent, Merger Sub or the Company, or any holder of any share of capital stock of Merger Sub or the Company:
     (i) Conversion of Company Preferred Stock. Immediately prior to the Effective Time, each share of Company Preferred Stock outstanding immediately prior to the Effective Time shall be converted into that number of shares of Company Common Stock in accordance with the provisions of the Company’s Charter Documents and as set forth in the Spreadsheet.
     (ii) Conversion of Company Common Stock. At the Effective Time, each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will be converted and canceled in exchange for the right to receive a portion of the Merger Consideration as follows: (1) the Per Share Cash Consideration, as adjusted pursuant to Section 2.7(a)(ii), (2) subject to Section 2.7(d) below, that number of shares of TCS Common Stock equal to the Per Share Equity Consideration, (3)

the Per Share Twelve Month Promissory Notes Consideration and (4) the Per Share Indemnification Promissory Notes Consideration.
     (iii) Cancellation of Company Capital Stock Owned by Parent and the Company. At the Effective Time, each share of Company Capital Stock owned by Parent, the Company, or any of their respective direct or indirect wholly owned Subsidiaries immediately prior to the Effective Time, in each case other than shares of Company Capital Stock held on behalf of third parties, shall be canceled and extinguished without any conversion thereof.
     (c) Certificate Legends.
     (i) The shares of TCS Common Stock issued pursuant to this Agreement shall not have been registered under the Securities Act or under any state securities laws and shall be characterized as “restricted securities” under the federal securities laws, and under such laws such shares may be resold without registration under the Securities Act, only in certain limited circumstances. Subject to Section 9.6, each certificate evidencing shares of TCS Common Stock shall bear the following legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON SALE AS DESCRIBED IN SECTION 9.6 OF THAT CERTAIN AGREEMENT AND PLAN OF MERGER DATED NOVEMBER 25, 2009 (THE “MERGER AGREEMENT”) BY AND AMONG TELECOMMUNICATION SYSTEMS, INC., OLYMPUS MERGER SUB INC., NETWORKS IN MOTION, INC., THE STOCKHOLDERS OF NETWORKS IN MOTION, INC. PARTY THERETO AND THE STOCKHOLDERS’ REPRESENTATIVE (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SECTION 9.6 OF THE MERGER AGREEMENT.”

and any legends required by state securities laws.
     (ii) The Twelve Month Promissory Notes and the Indemnification Promissory Notes issued pursuant to this Agreement shall not have been registered under the Securities Act or under any state securities laws and shall be characterized as “restricted securities” under the federal securities laws, and under such laws such shares may be resold without registration under the Securities Act, only in certain limited circumstances. Each Twelve Month Promissory Note and each Indemnification Promissory Note shall bear the following legend:
“THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”
and any legends required by state securities laws.
     (d) No Fractional Shares. No fractional shares of TCS Common Stock shall be issued in connection with this Agreement or the Indemnification Promissory Notes. Notwithstanding the foregoing, if as a result of the calculations required hereby, a Company Stockholder or holder of Twelve Month Promissory Notes is entitled to receive fractional shares of TCS Common Stock, then (i) if the fraction is less than one-half, the number of shares of TCS Common Stock to be issued pursuant to this Agreement or the Twelve Month Promissory Notes shall be rounded down to the nearest whole share and the Company Stockholder shall not be entitled to any further compensation and (ii) if the fraction is greater than or equal to one-half, then the number of shares of TCS Common Stock to be issued pursuant to this Agreement or the Twelve Month Promissory Notes shall be rounded up to the nearest whole share.
     (e) Company Options. As of the Effective Time, each stock option (“Company Options”) granted pursuant to the Networks in Motion 2005 Stock Incentive Plan (the “Company Plan”) shall terminate by virtue of the Merger and each holder of a Company Option shall cease to have any rights with respect thereto, other than as described in this Section 2.7(e). The Company has amended the Company Plan to provide for certain Company Options to be cashed-out and terminated prior to the Effective Time (“Cash-Out Options”) and for the holders of such Cash-Out Options to receive Cash-Out Option Payments promptly following the Effective Time and Cash-Out Escrow Payments, if any, pursuant to the Escrow Agreement. Immediately prior to the Effective Time (i) Company Options that are not Cash-Out Options (whether or not then vested) shall vest, and (ii) each holder of Company Options that are not Cash-Out Options shall be deemed to have exchanged all such holder’s Company Options for the right to receive the Option Merger Consideration, subject to the same adjustments applicable to holders of Company Common Stock receiving the Merger Consideration. Any amounts withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent will be treated for all purposes of this Agreement as having been paid to the holder of Cash-Out Options or Company Options in respect of whom such deduction and withholding was made. If the exercise price per share of any such Company Option is equal to or greater than the aggregate consideration payable to holder of a Company Option at the Closing, such Company Option shall be canceled without any payment being made in respect thereof. Prior to the Effective Time, the Company shall take all actions required by the Company Plan under which such Company Options were granted to cause such Company Plan and all Company Options granted thereunder to terminate at the Effective Time, including adopting any plan amendments and resolutions and obtaining any required consents, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation. Not later than the time at which the Company gives notice of the Merger and the transactions contemplated by this Agreement to Company Stockholders, the Company shall notify each holder of Company Options, in writing, of the proposed Merger and the transactions contemplated by this Agreement (the “Option Holder Notice”). The Option Holder Notice shall apprise the holders of the Company Options (i) of the proposed amendment to the Company Plan and (A) which holders will be entitled to the Cash-Out Option Payment and Cash-Out Escrow Payments, if any, and (B) which holders will be entitled to the Option Merger Consideration, (ii) that the holders of such Company Options that are not Cash-Out Options will be deemed to have exchanged all such holder’s Company Options immediately prior to the Effective Time for the Option Merger Consideration, and (iii) that all Company Options will terminate at the Effective Time and no longer be outstanding. At the Closing, Parent shall deliver to the Escrow Agent out of the Initial Cash Amount the Cash-Out Escrow Amount for deposit into an escrow account (the “Escrow Account”) in accordance with the Escrow Agreement.
     (f) Company Warrants. As of the Effective Time, each warrant to purchase shares of the Company’s Capital Stock (“Company Warrants”) shall terminate by virtue of the Merger and each holder of a Company Warrant shall cease to have any rights with respect thereto, other than as described in this Section 2.7(f). Immediately prior to the Effective Time (i) all Company Warrants (whether or not then vested) shall vest, and (ii) each holder of Company Warrants shall be deemed to have exchanged all such holder’s Company Warrants for the right to receive the Warrant Merger Consideration, subject to the same adjustments applicable to holders of Company Common Stock receiving the Merger Consideration. Not later than the time at which the Company gives notice of the Merger and the transactions contemplated by this Agreement to Company Stockholders, the Company shall notify each holder of Company Warrants in writing, of the proposed Merger and the transactions contemplated by this Agreement in accordance with the terms of the Warrants (the “Warrant Holder Notice”). The Warrant Holder Notice shall apprise the holders of the Company Warrants (i) that the holders of such Company Warrants will be deemed to have exchanged all such holder’s Company Warrants immediately prior to the Effective Time for the right to receive the Warrant Merger Consideration, and (ii) that all Company Warrants not so exchanged will terminate at the Effective Time and no longer be outstanding. If the exercise price per share of any such

Company Warrant is equal to or greater than the aggregate consideration payable to a holder of Company Warrants at the Closing, such Company Warrant shall be canceled without any cash payment being made in respect thereof. Prior to the Effective Time, the Company shall take all actions required to cause all Company Warrants to terminate at the Effective Time, including adopting any Company Warrant amendments and resolutions and obtaining any required consents, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation.
     (g) Company Treasury Stock. Each Share held in the treasury of the Company immediately prior to the Effective Time, will, by virtue of the Merger and without any action on the part of the Company or the holder thereof, be canceled, retired and cease to exist, and no consideration will be delivered in exchange therefor.
     (h) Capital Stock of Merger Sub. Each outstanding share of common stock of Merger Sub shall be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time.
     (i) Appointment of Paying Agent; Exchange Procedures.
(i) Appointment of Paying Agent. As soon as practicable after the Effective Time, Parent shall appoint American Stock Transfer & Trust Company, LLC (“AST”) to act as paying agent for the payment of the Equity Consideration. Parent shall act as a paying agent for the Non-Equity Merger Consideration. No Merger Consideration shall be paid with respect to holders of Company Common stock represented by Certificates until the surrender of the Certificates to AST pursuant to this Section 2.7(i). The cash portion of the Merger Consideration is sometimes referred to herein as the “Exchange Fund.” The Exchange Fund shall be used solely for purposes of paying the Merger Consideration in accordance with this ARTICLE II and shall not be used to satisfy any other obligation of the Company.
(ii) Exchange Procedures.
     (A) As soon as practicable after the Effective Time but in no event more than ten Business Days after the Effective Time, AST shall mail to the respective address specified on the Spreadsheet to each holder of record of a Certificate or Certificates that, immediately prior to the Effective Time, represented outstanding shares of Company Capital Stock subsequently converted into the right to receive the Merger Consideration, as set forth in Section 2.7: (i) a Letter of Transmittal (A) specifying that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates to AST (or an affidavit of loss in lieu thereof, together with any indemnity Contract, as contemplated by Section 2.7(i)(ii)(G)) and (B) in such form and have such other provisions as the Surviving Corporation may reasonably specify; (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration and (iii) certificates relating to the non-foreign status of the holder.
     (B) Upon surrender of a Certificate for cancellation to AST, as applicable, together with a Letter of Transmittal, duly completed and executed, certificates relating to the non-foreign status of the holder, duly completed and executed, and any other documents reasonably required by the Paying Agent or the Surviving Corporation, (i) the holder of such Certificate shall be entitled to such holder’s portion of the Initial Cash Amount, the Equity Consideration, the Twelve Month Promissory Notes Consideration and the Indemnification Promissory Notes Consideration in the amounts and forms specified on the Spreadsheet and (ii) the Certificate so surrendered shall forthwith be canceled. The holder of such Certificate shall also be entitled to such holder’s portion of the Final Net Working Capital Increase, if any, when such amount is finally determined in accordance with Section 2.7(a)(ii). No interest will be paid or accrued on any amounts payable upon surrender of the Certificates. Until surrendered as contemplated by this Section 2.7(i), each such Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.
     (C) In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, the appropriate amount of the Merger Consideration may be paid to a transferee if the Certificate representing such shares of Company Capital Stock is presented to AST properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and accompanied by all documents reasonably required by AST and Parent to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.
     (D) All Merger Consideration paid upon the surrender for exchange of the Certificates representing shares of Company Capital Stock, or paid with respect to outstanding Company Options or Company Warrants in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Capital Stock, Company Options or Company Warrants and, after the Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II, subject to applicable Legal Requirements in the case of Dissenting Shares.

     (E) Any former holder of shares of Company Capital Stock, Company Option or Company Warrant who has not submitted a Letter of Transmittal on the date 12 months after the Effective Time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Legal Requirements) and not to AST for payment of claims with respect to the Equity Consideration and only as a general creditor thereof.
     (F) None of Parent, the Surviving Corporation or Merger Sub shall be liable to any holder of Company Options, Company Warrants, or shares of Company Capital Stock for any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement. Any amounts remaining unclaimed by holders of any such Company Options, Company Warrants or shares of Company Capital Stock two years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Legal Requirements or Order, become the property of Parent free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
     (G) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by and at the discretion of Parent or the Surviving Corporation, delivery by such Person of an indemnity Contract in such form as Parent or the Surviving Corporation may direct, in each case as indemnity against any claim that may be made against it with respect to such Certificate, AST and Parent, as appropriate, shall issue in exchange for such lost, stolen or destroyed Certificate the appropriate amount of the Equity Consideration and the Non-Equity Merger Consideration, respectively.
     (H) Notwithstanding anything to the contrary in this Agreement, Parent, the Surviving Corporation, any Affiliate thereof, or AST shall be entitled, at the time of payment, to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Company Options or Company Warrants such amounts as Parent, the Surviving Corporation, any Affiliate thereof or AST is then required to deduct and withhold with respect to the making of such payment under the Code or any provision of state or local Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation, any Affiliate thereof, or AST, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Legal Requirements or Order and (b) treated for all purposes of this Agreement as having been paid to the holder or participant, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, any Affiliate thereof, or AST, as the case may be.

     (I) After the Effective Time, within five Business Days following the delivery to Parent of a duly completed and executed Stockholder Representation and Warranties Agreement and Selling Stockholder Agreement by a holder of Company Options (other than Cash-Out Options) or Company Warrants, the holder of such Company Options or Company Warrants shall be entitled to such holder’s portion of the Merger Consideration, as provided herein, and Parent shall instruct AST to deliver to such holder such holder’s Per Share Equity Consideration based upon the number of Company Options or Company Warrants held.
     (j) Reserve Account. At the Closing, Parent shall deliver to the Stockholders’ Representative the sum of $200,000 (the “Reserve Amount”) for deposit into a bank account (the “Reserve Account”) controlled by the Stockholders’ Representative to be used to pay costs and expenses, if any, incurred by the Stockholders’ Representative in defending and/or resolving any indemnification claims brought by any Parent Indemnitee under Article VIII, the expenses incurred by the Company Stockholders in connection with Section 2.7(a)(ii), and any other costs or expenses incurred by the Stockholders’ Representative in the performance of its obligations as the Stockholders’ Representative. The Stockholders’ Representative shall distribute all amounts remaining in the Reserve Account to the Company Owners in proportion to their Owner’s Percentage Ownership, upon the later of (i) the date which is 24 months following the Closing Date, and (ii) the resolution of all indemnification claims against the Company Stockholders still pending as of the date which is 24 months following the Closing Date. To the extent the above described costs and expenses incurred by the Stockholders’ Representative exceed the Reserve Amount, the Stockholders’ Representative may present a written request to Parent for reimbursement of such amount from the funds, if any, that otherwise would be paid to the Company Owners upon final payment on the Indemnification Promissory Notes. Parent shall offset from the final payment of each Company Owner’s Indemnification Promissory Note an amount equal to Stockholders’ Representative requested reimbursement amount, if any, multiplied by the Owner’s Percentage Interest.
     (k) Delivery of Company Owner Representations and Warranties Agreement. No Company Stockholder shall be entitled to such Company Owner’s portion of the Merger Consideration unless and until such Company Owner delivers a duly completed and executed Company Owner Representations and Warranties Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub as follows:
          Section 3.1 Organization; Existence and Good Standing. Each of the Company and its Subsidiaries is a corporation, limited liability company or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is formed, incorporated or organized. Each of the Company and its Subsidiaries has all requisite power and authority to own, lease and operate the properties and assets it currently owns, leases and operates and to carry on its Business as such Business is currently conducted. Each of the Company and its Subsidiaries is qualified to do business as a foreign corporation, limited liability company, or limited partnership, as the case may be, in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to so qualify has not had or could not reasonably be expected to have a Material Adverse Effect.
          Section 3.2 Authority; Enforceability.
     (a) The Company has the full corporate power and authority to execute this Agreement and other Transaction Documents to which the Company is or will become a party, and to perform its obligations under this Agreement and the other Transaction Documents to which the Company is or will become a party. The execution, delivery and performance of this Agreement has been, and the execution, delivery and performance of the other Transaction Documents to which the Company is or will become a party will have been, duly and validly authorized by the Company. This Agreement constitutes, and each of the other Transaction Documents to which the Company is or will become a party will constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as to enforceability which may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity). The Company has, in accordance with all Legal Requirements and the Charter Documents of the Company, obtained all corporate and board of director and taken all actions necessary for the authorization, execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will become a party subject only to the approval of the Company Stockholders as contemplated by Section 5.9.
     (b) The Company Board has, at a meeting duly called and held, by a unanimous vote of those director voting on such matters, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to, and in the best interests of the Company and the Company Stockholders; (iii) resolved to recommend to the Company Stockholders the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement; and (iv) directed that this Agreement be submitted to the Company Stockholders for their adoption.
     (c) The affirmative vote of holders of a majority of the Company Common Stock and the holders of a majority of the Company Preferred Stock each voting as a separate class, and holders of a majority of the Company Common Stock and the Preferred Stock voting together as a single class on an as-converted to common stock basis (the “Requisite Stockholder Approval”) is the only vote of the holders of any of Company Capital Stock necessary under DGCL and the Charter Documents of the Company to approve this Agreement and the transactions contemplated hereby.
          Section 3.3 Capitalization.
     (a) The Company’s authorized shares of capital stock consist of 60,000,000 shares of Company Common Stock, of which 7,026,850 shares are issued and outstanding, 2,500,000 shares of Company Series A Preferred Stock, of which 2,500,000 shares are issued and outstanding and which are convertible into 2,500,000 shares of Company Common Stock, 1,719,492 shares of Company Series A-1 Preferred Stock, of which 1,719,492 shares are issued and outstanding and which are convertible into 2,050,269 shares of Company Common Stock, 13,849,204 shares of Company Series B Preferred Stock, of which 13,553,008 shares are issued and outstanding and which are convertible into 14,932,744 shares of Company Common Stock, and 16,682,606 shares of Company Series C Preferred Stock, of which 16,682,606 shares are issued and outstanding and which are convertible into 16,682,606 shares of Company Common Stock. Such shares of Company Capital Stock constitute all of the issued and outstanding shares of capital stock of the Company. All of the outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and were issued in conformity with all applicable Legal Requirements, including federal and state securities laws, and were not issued in violation of, and are not subject to, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Company’s Charter Documents or any Contract to which the Company is or was a party or by which it is or was otherwise bound. The shares of Company Capital Stock are held of record by the Company Stockholders as set forth on Schedule 3.3(a), free and clear of all Liens other than those imposed by federal or state securities laws. Schedule 3.3(a) sets forth the current mailing address of each Company Stockholder as it appears in the Company’s books and records. All shares of Company Common Stock issuable upon conversion of the Company Preferred Stock and exercise of the Company Options and, except as set forth on Schedule 3.3(a), all shares of Company Capital Stock issuable upon exercise of the Company Warrants, are duly authorized and reserved for issuance and will be, when issued pursuant to the respective terms of such Preferred Stock, Company Options or Company Warrants, duly authorized, validly issued, fully paid and nonassessable.
     (b) There are 12,923,019 shares of Company Common Stock reserved for issuance under the Option Plan, of which 11,553,367 shares are subject to outstanding Company Options and are held in the amounts and by the persons set forth on Schedule 3.3(b)(i) and 1,115,492 shares are reserved for future option grants. There are 296,196 shares of Company Series B Preferred Stock and 559,302 shares of Common Company Stock reserved for issuance upon the exercise of outstanding Company Warrants, and the Company Warrants are held in the amounts and by the persons set forth on Schedule 3.3(b)(ii). Except as set forth on Schedule 3.3(b)(iii), there are no Contracts (including, without limitation, options, warrants, calls and preemptive rights) obligating the Company (i) to issue, sell, pledge, dispose of or encumber any Company Capital Stock or any securities convertible, exercisable or exchangeable into any Company Capital Stock, (ii) to redeem, purchase or acquire in any manner any Company Capital Stock or any securities that are convertible, exercisable or exchangeable into any of Company Capital Stock or (iii) to make any dividend or distribution of any kind with respect to Company Capital Stock. The Company has delivered to Parent true and complete copies of each Company Warrant and warrant Contract evidencing each Company Warrant and each form of Contract or stock option plan evidencing each Company Option. Each outstanding Company Option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has never been and may never be less than the fair market value of the underlying equity as of the date such Company Option or other right, (ii) was granted in compliance with all governing documents and all applicable Legal Requirements, (iii) has no feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or other right or ultimate sale of the underlying equity, and (iv) to the extent it was granted to an employee, director or consultant after December 31, 2004, was granted with respect to a class of stock of the Company that is “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code), and (iv) has at all times been properly accounted for in accordance with GAAP in the Company’s audited financial statements provided to Parent.
     (c) Except as set forth on Schedule 3.3(c) (i) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any Subsidiary to issue or sell any shares of Company Capital Stock or other securities of the Company or any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding and (ii) there are no Contracts relating to voting, purchase or sale of Company Capital Stock (a) between or among the Company and any Company Stockholder; and (b) to the Company’s Knowledge, between or among any Company Stockholder and (iii) the Company is not a party to any voting trusts, proxies, or other stockholder, investor or similar agreements or understandings with respect to the voting, repurchase, or transfer of the shares of Company Capital Stock.
     (d) The Company has made available to Parent true and complete copies of the Company’s Charter Documents, as amended to date. The Company has delivered to Parent true and complete copies of all minute books and stock ledgers of each of the Company and its Subsidiaries.

     (e) The Company will provide Parent with the Spreadsheet at least five Business Days prior to Closing. The Spreadsheet will be true and correct in all respects at the Closing.
          Section 3.4 Subsidiaries. Schedule 3.4 sets forth a true and complete list of each of the Subsidiaries of the Company, the jurisdiction of organization of each such Subsidiary, the amount and type of each such Subsidiary’s authorized capital stock or other ownership interest and the amount, type and owner of each such Subsidiary’s issued and outstanding shares of capital stock or other ownership interests (the “Subsidiary Equity”). All of the Subsidiary Equity is owned beneficially and of record, directly or indirectly, by the Company, free and clear of all Liens other than those imposed by federal or state securities laws. The Company has made available to Parent true and complete copies of the Charter Documents, as amended to date, of each of its Subsidiaries. The Subsidiary Equity has been duly authorized and validly issued. There are no voting trusts, proxies or other stockholder or similar agreements or undertakings with respect to the voting, repurchase or transfer of the Subsidiary Equity. No Person has any claim to, or any right to acquire any Subsidiary Equity or ownership interests in any Subsidiary of the Company. Except for the Subsidiary Equity, neither the Company nor any of its Subsidiaries owns, of record or beneficially, or controls, directly or indirectly, any capital stock or any other ownership or economic interest in any Person.
          Section 3.5 No Violations. Except as set forth on Schedule 3.5(1), the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will become a party does not and will not, and the performance and compliance with the terms and conditions of this Agreement and of the other Transaction Documents by the Company and the consummation of the transactions contemplated hereby and thereby will not:
     (a) violate or conflict with any of the provisions of any of the Charter Documents of the Company or its Subsidiaries; or
     (b) (i) conflict in any material respect with or violate any Legal Requirement of any Governmental Entity to which the Company or its Subsidiaries or their respective assets or properties are bound or subject, or (ii) result in a breach of, or give rise to a right of termination of, require consent under, result in the loss of any benefit or accelerate the performance required by, in each case, whether with or without notice or lapse of time or both, the terms of any Material Contract to which the Company or its Subsidiaries is a party or to which their respective assets or properties are bound or subject or constitute a default (or an event that, with notice or lapse of time or both, would become a default) thereunder, or (iii) result in the creation of any Lien, upon any of the Company’s or its Subsidiaries’ material assets or properties or the Company or its Subsidiaries.
Except (i) as set forth on Schedule 3.5(2), (ii) the filing of the Certificate of Merger as provided in Section 2.2(b), (iii) approval of the Company Stockholders as contemplated by Section 5.9 and (iv) the filings required under, and compliance with the applicable provisions of, the HSR Act and any other applicable Antitrust Law, no consent, approval, permit, authorization of, declaration to or registration or filing with any Governmental Entity or any Person on the part of the Company or its Subsidiaries is required in connection with the execution and delivery of this

Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.
          Section 3.6 Legal Requirements and Permits. Each of the Company and its Subsidiaries is in compliance in all material respects and has operated and operates its Business in all material respects with and has not received any notices of violation and has not been under investigation with respect to any, applicable Legal Requirement. Each of the Company and its Subsidiaries holds all required Permits necessary to conduct its Business. Schedule 3.6 lists all such Permits. The Permits are valid and in full force and effect, and the Company has not received any notice that any Governmental Entity intends to cancel, suspend, terminate or not renew any of such Permits. Since December 31, 2004, the Company has conducted and the Company is conducting its Business in compliance in all material respects with the requirements, standards, criteria and conditions set forth in the Permits. The transactions contemplated by this Agreement or the Transaction Documents to which the Company is or will become a party will not (whether with or without notice or the passage of time) result in a default under or a breach or violation of any of the Permits.
          Section 3.7 Legal Proceedings. Except as set forth in Schedule 3.7, there are no Legal Proceedings (whether or not the defense thereof is covered by insurance) pending or, to the Company’s Knowledge, threatened (i) involving the Company or any Subsidiary, (ii) that challenge the validity or enforceability of the Company’s obligations under this Agreement or other Transaction Documents to which the Company is or will become a party, (iii) suggest, threaten, imply, accuse or in any manner claim any violation of any applicable privacy standards, data use and protection laws and confidentiality requirements or (iv) seek to prevent, delay or otherwise would reasonably be expected to adversely affect the Business or the consummation by the Company of the transactions contemplated by this Agreement or by the Transaction Documents. Except as set forth on Schedule 3.7, as of the Execution Date, neither the Company nor any Subsidiary is subject to any Order of any Governmental Entity. Except as set forth on Schedule 3.7, neither the Company nor any Subsidiary (A) is a party to a joint settlement, community interest, common legal interest or joint defense privileges Contract relating to, associated with or arising from any Legal Proceedings pursuant to which the Company and/or any Subsidiary is directly, indirectly, tangentially or otherwise involved, (B) has any present, pending, demanded, threatened or asserted indemnification obligations to any third party under any Contract, and (C) is not a party to a settlement Contract, co-existence Contract, covenant not to sue, license Contract, release (general or otherwise) or other Contracts with respect to settlements, agreements, arrangements or any other type of resolution of Legal Proceedings, other than matters which have been fully resolved by the payment of money by the Company.
          Section 3.8 Tax Matters.
     (a) For purposes of this Section 3.8 and Section 5.5 relating to Tax matters, “the Company” and “Subsidiary” include any predecessor entity to which the Company or a Subsidiary is a successor for Tax purposes.
     (b) the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed with the appropriate Tax Authorities (taking into account any extension of time within which to file) all Tax Returns (including consolidated, combined or unitary federal, state local or foreign Tax Returns which include or which should include the Company or any Subsidiary) required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid, whether or not reportable on Tax Returns; (iii) have paid all Taxes that the Company or its Subsidiaries are obligated to withhold and pay from amounts owing to any employee, creditor or other third party, and (iv) have not waived or requested a waiver of any statute of limitations with respect to Taxes or agreed to or requested any extension of time with respect to a Tax assessment or deficiency.
     (c) There are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters involving the Company or any of its Subsidiaries.
     (d) There are not any unresolved questions or claims concerning the Company’s or any Subsidiary’s Tax Liability. Neither the Company nor any Subsidiary has been notified that either the Internal Revenue Service (the “IRS”) or any other Tax Authority has raised any issues in connection with any Tax Return of the Company or any Subsidiary relating to Taxes, and no basis exists for any such issues to be raised.
     (e) the Company has made available to Parent true and correct copies of (i) Tax Returns filed by the Company or any Subsidiaries for each of the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008, and (ii) all ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, and any similar documents or communication sent or received by the Company or any Subsidiaries relating to Taxes.
     (f) Neither the Company nor any Subsidiary has participated in any “reportable transactions” within the meaning of Section 1.6011-4 of the regulations promulgated by the U.S. Department of the Treasury pursuant to the Code and neither the Company nor any Subsidiary has been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code.
     (g) All Taxes of the Company or any Subsidiary for all tax periods ending on or prior to the Closing Date and all Taxes of the Company or any Subsidiary for the portion of any Straddle Period ending on and including the Closing Date (each such year or period or portion thereof ending on or before the Closing Date, a “Pre-Closing Period”), to the extent due and payable, have been duly and timely paid in full or accrued as a liability in Final Net Working Capital in accordance with GAAP.
     (h) Neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Legal Requirements), (ii) as a transferee or successor or (iii) by contract or otherwise.

     (i) Neither the Company nor any Subsidiary is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity Contract or similar contract or arrangement.
     (j) Neither the Company nor any Subsidiary has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
     (k) There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.
     (l) No written claim has ever been made by any Tax Authority in a jurisdiction in which the Company or any Subsidiary does not file Tax Returns that any such Person is or may be subject to taxation by that jurisdiction, and no basis exists for any such claim to be made.
     (m) Each of the Company Stockholders is a “United States person” within the meaning of Code Section 7701(a)(30).
          Section 3.9 Financial Statements.
     (a) Set forth on Schedule 3.9(a) are the following financial statements (collectively, the “Financial Statements”):
     (i) the consolidated Balance Sheet of the Company as of December 31, 2008 and December 31, 2007 and the related consolidated Statements of Operations, Consolidated Statements of Stockholders’ Equity and Consolidated Statements Cash Flows, each for the periods from January 1, 2008 through December 31, 2008 and January 1, 2007 through December 31, 2007, respectively (collectively, the “Audited Financial Statements”); and
     (ii) the unaudited consolidated Balance Sheet of the Company as of September 30, 2009 (the “Interim Balance Sheet”) (and the related unaudited consolidated Statement of Operations, Consolidated Statement of Stockholders’ Equity and Consolidated Statement of Cash Flows for the nine-month period then ended) (collectively, the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”).
     (b) The Financial Statements have been prepared in accordance with GAAP as applied in a manner consistent with the past practices and principles of the Company and its Subsidiaries, subject, in the case of the Interim Financial Statements, to the absence of explanatory footnote disclosures required by GAAP, as applied in a manner consistent with the past practices and principles of the Company and its Subsidiaries, and fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods described above.

     (c) The Company and its Subsidiaries have no Indebtedness other than as described on Schedule 3.9(c).
     (d) Neither the Company nor any Subsidiary has any Liabilities other than Liabilities (i) disclosed on the face of the Interim Balance Sheet (excluding any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of any applicable Legal Requirement, or results from, arises out of, or relates to any environmental, health or safety matter) or (iii) disclosed on Schedule 3.9(d).
     (e) The Company has (i) established and documented, and (ii) maintained, adhered to and enforced, a system of internal accounting controls that are effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Financial Statements), including policies and procedures that (v) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (w) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the Board of Directors of the Company, as applicable, (x) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, (y) provide that access to the Company’s assets is permitted only in accordance with management’s authorization and (z) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not party to or otherwise involved in any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Exchange Act. Neither the Company (including any service provider thereof) nor the independent auditors of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud that involves the management of the Company or other service providers who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
          Section 3.10 Absence of Certain Changes. Except as set forth on Schedule 3.10, since December 31, 2008:
     (a) neither the Company nor any Subsidiary has amended its Charter Documents;
     (b) the Company and its Subsidiaries have conducted their Business only in, and have not engaged in any material transaction outside of, the ordinary course of business consistent with past practice;

     (c) there has been no change in the Company’s Business or the condition (financial or otherwise), properties, or results of operations of the Company and its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect;
     (d) the Company has not declared, set aside or paid any dividend or made any other distribution or payment in respect of the shares of its capital stock;
     (e) the Company has not, by repurchase, redemption or otherwise, acquired any shares of Capital Stock from its stockholders;
     (f) neither the Company nor any Subsidiary has incurred any Indebtedness or mortgaged, pledged or subjected to any Lien any of the assets or properties of the Company and its Subsidiaries other than Permitted Liens;
     (g) neither the Company nor any Subsidiary has loaned or advanced to any Person other than sales to customers on credit in the ordinary course of business consistent with past practice;
     (h) neither the Company nor any Subsidiary has canceled, waived or released Liabilities, except in the ordinary course of business consistent with past practice;
     (i) neither the Company nor any Subsidiary has (i) increased the base salary or base wages payable to any of its officers or employees, other than normal and customary increases reasonably consistent with past practice or increases that otherwise were required by the obligations of the Company or any Subsidiaries pursuant to applicable Legal Requirements or contracts in effect as of December 31, 2008, (ii) increased severance obligations payable to any of its officers or employees, (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the ordinary course of business consistent with past practice, (iv) loaned money to any officer or employee of the Company or its Subsidiaries or (v) adopted, amended or terminated any Plan;
     (j) neither the Company nor any Subsidiary has acquired by merger, consolidation or otherwise any material assets or business of, any corporation, partnership, limited liability company, association or other business organization or division thereof;
     (k) neither the Company nor any Subsidiary has entered into any Material Contract other than as provided to Parent, or any amendment or termination thereof;
     (l) the Company has not amended the term of any outstanding security of the Company;
     (m) neither the Company nor any Subsidiary has suffered any condemnation, seizure, damage, destruction or other casualty loss (whether or not covered by insurance) affecting the assets, properties or Business of the Company or such Subsidiary and no such loss is threatened;

     (n) neither the Company nor any Subsidiary has relinquished any Material Contract or other material right;
     (o) there has not occurred any labor dispute, other than routine and individual grievances that are unlikely to result in any material claim or action, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company, or any lockouts, strikes, slowdowns or work stoppages or threats thereof by or with respect to such employees;
     (p) neither the Company nor any Subsidiary has made any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment in excess of $50,000 individually or $50,000 in the aggregate;
     (q) except for capital expenditures and commitments referred to in paragraph (p) above, there has not occurred any (i) acquisition, lease, license or other purchase of, or (ii) disposition, assignment, transfer, license or other sale of, any tangible assets or property or Intellectual Property in one or more transactions, or any commitment in respect thereof, that, individually or in the aggregate, involved or involve payments of $50,000 or more;
     (r) neither the Company nor any Subsidiary has granted credit to any customer, distributor or supplier of the Company or any Subsidiary on terms or in amounts materially more favorable than had been extended to such customer, distributor or supplier in the past;
     (s) there has not been any material adverse change in the Company’s relations with any customers, distributors, suppliers or agents;
     (t) there has not been a default (or an event that, with notice or lapse of time or both, would become a default) by the Company or any Subsidiary or, to the Company’s Knowledge, any default (or an event that, with notice or lapse of time or both, would become a default) by another party under any Material Contract or any receipt of notice of noncompliance, violation or default (or an event that, with notice or lapse of time or both, would become a default) thereof by the Company or any Subsidiary from any Person;
     (u) there has not been any delay or postponement by the Company or any Subsidiary in the payment of Liabilities outside the ordinary course of business;
     (v) the Company has not changed its accounting principles, methods or practices; or
     (w) the Company and its Subsidiaries have not agreed to do any of the foregoing.

          Section 3.11 Employee Benefit Plans; ERISA.
     (a) Schedule 3.11(a) lists each “employee benefit plan” as defined in ERISA, and each other plan, program, or arrangement that provides material compensation or employment (or service) related benefits to any employee, or former employee, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any ERISA Affiliate, or with respect to which the Company has any liability (each, a “Plan”). The Company has delivered to Parent true, correct and complete copies of the following with respect to each Plan: (i) all plan documents, including summary plan descriptions, and written descriptions of any unwritten Plan; (ii) Forms 5500, and all attachments thereto, for the past three years; and (iii) the latest IRS opinion, advisory, or determination letter issued with respect to each Plan intended to be qualified under Section 401(a) of the Code.
     (b) Within the past six years, neither the Company nor any ERISA Affiliate has sponsored, maintained, contributed to or had any obligation to contribute to a Plan that is: (i) subject to Title IV of ERISA; (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA; (iii) maintained in connection with any trust described in Section 501(c)(9) of the Code; or (iv) subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code. No Plan that is a group health or “welfare benefit plan” within the meaning of Section 3(1) of ERISA is self-insured, other than flexible spending arrangements, or provides post-termination health or welfare benefits other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (“COBRA”) or similar state Legal Requirement.
     (c) (i) Each Plan has been maintained, funded, and administered materially in accordance with its terms; (ii) the Company, any ERISA Affiliate and the Plans have at all times been in material compliance with the Code, ERISA and other applicable Legal Requirements; (iii) no Prohibited Transaction has occurred with respect to any Plan that would reasonably be expected to result in material liability to the Company; (iv) no act or omission has occurred and no condition exists with respect to any Plan that could subject the Company or any Subsidiary of the Company to any material fine, penalty, or Tax imposed under ERISA, the Code or other applicable Legal Requirement; and (v) all contributions required to be made by the Company or any of its ERISA Affiliates to the Plans have been made on or before their due date, except as would not reasonably be expected to result in a material liability.
     (d) There are no pending Legal Proceedings which have been asserted or instituted by or against any Plan, against the assets of any of the trusts under such Plans or by or against the Plan sponsor, Plan administrator, or any fiduciary of any Plan (other than routine benefit claims), and to the Company’s Knowledge, there are no facts which would reasonably be expected to form the basis for any such Legal Proceeding.
     (e) Each Plan that is intended to qualify under Section 401 of the Code is so qualified, the trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and such Plan has received a favorable IRS determination, opinion or advisory letter covering all Tax-qualification provisions that are required to be stated in such Plan as of the Closing Date (or such Plan is within the applicable remedial amendment period for making any required changes) or is entitled to rely on an IRS opinion or advisory letter as to qualification. No act or omission has occurred with respect to any such Plan which would reasonably be expected to cause the loss of such qualification or exemption.
     (f) The Company has not made any written commitment to create any Plan for its employees.
     (g) Each arrangement that is subject to Section 409A of the Code (“Section 409A”) to which the Company or any Subsidiary of the Company is a party has been operated in a good faith effort to comply with Section 409A. Neither the Company nor any ERISA Affiliate has any obligation to indemnify or hold harmless any individual for any liability that may result from the failure to comply with the requirements of Section 409A. Neither the Company nor any ERISA Affiliate has or may have as a result of the transactions contemplated by this Agreement any material liability for non-reporting or underreporting of income due to application of Section 409A.
     (h) Except as disclosed in Schedule 3.11(h), the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute a triggering event which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, acceleration, vesting or increase in benefits to any person. No payment or benefit to any individual may result in the payment or provision of any “parachute payment,” as defined in Section 280G of the Code and no such payment will nondeductible by the Company or any ERISA Affiliate under Section 280G of the Code.
     (i) The Company has no Liability with respect to any Plan maintained by any entity that was an ERISA Affiliate (other than a Subsidiary of the Company) before the date of this Agreement.
     (j) With respect to each Plan or other program providing material compensation or benefits to any employee or former employee of the Company or any ERISA Affiliate (or any dependent thereof) which is subject to the laws of any jurisdiction outside of the United States (the “Foreign Plans”): (i) such Foreign Plan has been maintained in all material respects in accordance with all applicable requirements and all applicable laws, (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all material requirements for such treatment, (iii) if intended or required to be funded and/or book-reserved, such Foreign Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or any ERISA Affiliate by reason of such Foreign Plan.
          Section 3.12 Employee Matters.
     (a) Except as set forth on Schedule 3.12(a), (a) neither the Company nor any of its Subsidiaries is bound by or subject to (and none of their assets or properties is bound by or subject to) any written Contract that is not a Plan with any employee, director, officer or labor union that cannot be terminated on less than 60 days’ notice and

(b) no labor union has requested or has sought to represent any of the employees of the Company and its Subsidiaries within the past three years. There is no strike or other labor dispute involving the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened in writing, and, to the Company’s Knowledge, there is no organizing effort by any employees seeking union representation with respect to their Company employment. Neither the Company, any Subsidiary of the Company nor, to the Company’s Knowledge, any of their Representatives, has committed any unfair labor practice in connection with the operation of the Business of the Company or any Subsidiary of the Company, as applicable, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the Company’s Knowledge, or any Subsidiary of the Company, threatened in writing. Neither the Company nor any Subsidiary of the Company has received (i) notice (with respect to any Company employee) of any unfair labor practice charge, complaint or other proceeding pending or threatened before the National Labor Relations Board or any other Governmental Entity against or involving the Company or any Subsidiary of the Company, (ii) notice of any Legal Proceedings (whether or not filed) pursuant to a collective bargaining Contract, against or involving the Company or any Subsidiary of the Company, (iii) notice of any Legal Proceeding with respect to or relating to the Company or any Subsidiary of the Company pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Entity responsible for the enforcement of employment laws to conduct a Legal Proceeding with respect to or relating to the Company or any Subsidiary of the Company or written notice that such Legal Proceeding is in progress, (v) notice of any Legal Proceeding against or affecting the Company or any Subsidiary of the Company relating to or concerning workers’ compensation, short-term disability, or long-term disability, or (vi) notice of any Legal Proceeding pending or, to the Company’s Knowledge, threatened by or on behalf of any employee or former employee of or any applicant for employment by Company or any Subsidiary of the Company or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Legal Requirement governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship between such individual and the Company or any Subsidiary of the Company.
     (b) Neither the Company nor any of its Subsidiaries is delinquent in any material payments to their employees for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it prior to the date of this Agreement.
     (c) All employees, contractors, and consultants are, to the Company’s Knowledge, in full compliance with any and all restrictive covenant obligations they have or may have had to any third party, including but not limited to any obligations established under any non-competition, non-solicitation, non-disclosure, trade secret, rights to inventions or developments, or similar Contract they may have with any former employer or other entity with which they have had a business relationship at any time in the past. In the absence of a properly procured license or other authorized Contract, neither the Company nor any Subsidiary has relied upon or permitted its employees to use, disclose, rely upon or bring into the workplace any trade secrets or confidential or proprietary information belonging to any third party.
     (d) The Company and each Subsidiary of the Company is in compliance in all material respects with all currently applicable Legal Requirements respecting employment and employment practices, including all Legal Requirements respecting discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt for overtime pay), wages, hours, occupational safety and health, immigration, including the Immigration Reform and Control Act, layoffs and plant closings or shut-downs, work authorization, workers compensation, unemployment insurance, child labor, affirmative action, and equal opportunity. The Company and each Subsidiary of the Company has materially complied with any Legal Requirements or contractual requirement to withhold amounts from the wages, salaries, and other payments to employees and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary of the Company is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). Except as set forth on Schedule 3.12(d), neither the Company nor any Subsidiary of the Company has any obligation under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount.
     (e) Neither the Company nor any Subsidiary of the Company has incurred any Liability under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar Legal Requirement that remains unsatisfied, nor shall any terminations prior to the Closing Date result in unsatisfied Liability under WARN or any similar Legal Requirement (ignoring all employment actions that occur on or after the Closing Date).
     (f) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries have direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee.
     (g) No Key Employee has given or received notice terminating his or her employment.
     (h) Except as set forth in Schedule 3.12(h), the Company and its Subsidiaries do not use the services of staffing or outsourcing agencies
     (i) The employment of each of the employees of the Company and each Subsidiary of the Company is “at will” (except for non-U.S. employees of the Company or any Subsidiary of the Company located in a jurisdiction that does not recognize the “at will” employment concept).

     (j) The Company has provided or made available to Parent a true, correct and complete list of the names, titles, hire date, and rates of compensation of all current officers, directors, and employees of the Company and each Subsidiary of the Company, showing each such person’s, position, base pay (or applicable hourly rate), FLSA classification and part/full time classification and bonuses and similar payments for the current fiscal year. The Company has provided to Parent the additional following information for each of its and its Subsidiaries’ international employees: city/country of employment, citizenship, manager’s name, and work location.
     (k) The Company has provided to Parent true, correct and complete copies of each of the following: all current written offer letters; employment agreements and severance agreements; services agreements and agreements for consultants and/or advisory board members; forms of confidentiality, non-competition or inventions agreements between employees/consultants and the Company and/or each Subsidiary of the Company; the most current management organization chart(s); and all current agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company and/or each Subsidiary of the Company. There are no material written personnel manuals, handbooks, policies, or rules currently applicable to Company and/or Subsidiary of the Company employees other than those set forth on Schedule 3.12(m), true and complete copies of which have been made available to Parent. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any employment Contract, consulting Contract or any other labor-related Contract to which the Company or any Subsidiary of the Company is a party or by which it is bound, or that pertains to any of the Company and/or Subsidiary of the Company employees or any independent contractor of the Company and/or any Subsidiary of the Company.
     (l) The Company has provided or made available to Parent a true, correct and complete list of all of its and its Subsidiaries’ current advisory board members and independent contractors performing material services for the Company, showing applicable contract rates and other payments made to or with respect to, consultants, advisory board members and independent contractors.
     (m) To the Company’s Knowledge, each employee of the Company or any Subsidiary is either (i) a United States citizen or has permanent residence status or (ii) has provided appropriate paperwork and documentation to support the employee’s claim that he or she is present in the United States under a current visa issued in accordance with all of the laws, regulations and requirements of the United States Bureau of Citizenship & Immigration Services, which visa permits the holder thereof to reside in the United States and be employed to perform the work such person is presently performing.
     (n) This Section 3.12 sets forth the Company’s exclusive representations and warranties with respect to employment matters.

          Section 3.13 Contracts.
     (a) Schedule 3.13(a) sets forth a correct and complete list as of the Execution Date of the following Contracts (including any amendment, supplement or modification thereto) described below (each, a “Material Contract”). Any Material Contracts that are oral Contracts are summarized in reasonable detail on Schedule 3.13(a).
     (i) each Contract pursuant to which the Company or any Subsidiary currently leases or subleases real property to or from any Person;
     (ii) each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) pursuant to which the Company or any Subsidiary currently leases personal property to or from any Person providing for lease payments in excess of $50,000 per annum;
     (iii) each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that cannot be terminated on less than 90 days’ notice (and, in the aggregate with all such other Contracts, without a material monetary penalty) and involves future payments, performance or services or delivery of goods or materials to or by the Company or any Subsidiary of any amount or value reasonably expected to exceed $50,000 in any future 12-month period;
     (iv) each Contract of the Company or any Subsidiary relating to Intellectual Property and involving annual individual license or maintenance fees in excess of $10,000 (other than Contracts licensing material Intellectual Property by the Company and its Subsidiaries to customers and intellectual property assignment and confidentiality agreements with employees, contractors and agents of the Company and its Subsidiaries), including agreements involving software (other than those license agreements relating to commercially available off-the-shelf software entered into in the ordinary course of business consistent with past practice);
     (v) each Contract involving a joint venture, partnership or limited liability company involving the sharing of profits of the Company and any Subsidiary with any Person;
     (vi) each Contract that contains a provision that limits the freedom of the Company or any Subsidiary to compete in any line of business, to compete within any geographic area or with any Person or otherwise materially restricts the ability of the Company or any Subsidiary to solicit or hire any Person or solicit business from any Person;
     (vii) each Contract granting any exclusive rights to any Person (including any right of first refusal or right of first negotiation);

     (viii) each Contract that contains exclusivity or “most favored nations” provisions;
     (ix) each Contract providing for discounted pricing or the provision of free products to any Person;
     (x) each Contract that is a collective bargaining Contract or providing for any employment, consulting, termination or severance arrangement of any current or former employee or other service provider of the Company or its Subsidiaries;
     (xi) each Contract relating to any Indebtedness in excess of $50,000 or guarantees thereof; and
     (xii) each and every other Contract which is material to the Business, condition (financial or other), properties, prospective Business or results of operations of the Company and its Subsidiaries.
     (b) True and complete copies of each written Material Contract have been made available to Parent. The Company and its Subsidiaries have performed all of their obligations required to be performed by them to date in all material respects and are not in default (or an event that, with notice or lapse of time or both, would become a default) under any Material Contract. To the Company’s Knowledge, no party with whom the Company or its Subsidiaries has such a Contract is in default (or an event that, with notice or lapse of time or both, would become a default) thereunder. All of the Material Contracts are in full force and effect and enforceable against the Company or its Subsidiaries and, to the Company’s Knowledge, the other Parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity). None of the Company or its Subsidiaries has been notified and, to the Company’s Knowledge, no party to any Material Contract intends to cancel, terminate or materially increase the fees required to be paid or materially decrease the goods purchased or sold or services provided by or to such party under any such Contract, whether in connection with the transactions contemplated by this Agreement or otherwise. Since December 31, 2004, none of the Company or its Subsidiaries has been, and none of the Company or its Subsidiaries is, subject to any pending warranty claim, indemnification claim or other similar claim arising out of or relating to any Material Contract and no such claims have been or, to the Company’s Knowledge, are threatened. None of the Material Contracts requires or provides for the payment of any rebate, allowance or other similar payment to any such party. The Company has paid in full all amounts due under the Material Contracts which are due and payable or accrued in accordance with GAAP as consistently applied, all amounts due to others under the Material Contracts (and has recognized revenues due from others thereunder in accordance with GAAP as consistently applied), and has satisfied in full or provided for all of its Liabilities under the Material Contracts which are due and payable, except amounts or liabilities disputed in good faith by the Company for which adequate reserves have been set aside.
          Section 3.14 Customers and Suppliers. Schedule 3.14 sets forth a true and complete list of (a) the 10 largest customers of the Company and its Subsidiaries on a consolidated basis (based on dollar volume of sales to such customers) (each, a “Large Customer”) and (b) the five largest suppliers of the Company and its Subsidiaries on a consolidated basis (based on dollar volume of purchases from such suppliers) (each, a “Large Supplier”), in each case, for the twelve-month periods ended December 31, 2008 and December 31, 2007. No Large Customer and no Large Supplier has canceled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate its relationship with the Company or has at any time on or after the date of the Interim Balance Sheet, decreased materially its services or supplies to the Company in the case of any such Large Supplier, or its usage of the services or products of the Company in the case of such Large Customer, and no such Large Supplier or Large Customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with the Company or to decrease materially its services or supplies to the Company or its usage of the services or products of the Company, as the case may be. The Company has not knowingly breached, so as to provide a benefit to the Company that was not intended by the Parties, any Contract with, or engaged in any fraudulent conduct with respect to, any Large Customer or Large Supplier of the Company.
          Section 3.15 Real Property. The Company and its Subsidiaries do not, and have not ever, owned or otherwise held any real property in fee simple. The Company and its Subsidiaries lease the real property described on Schedule 3.15, and the buildings and other improvements thereon, and all fixtures and other appurtenances thereto (collectively, the “Leased Real Property”). The Leased Real Property described on Schedule 3.15 are all of the leasehold estates under which the Company and its Subsidiaries are a lessee (or sublessee) or a lessee of any real property or interest therein (collectively, the “Real Property Leases”). No proceeding is pending or, to the Company’s Knowledge, threatened for the taking or condemnation of all or any portion of the property demised under the Real Property Leases. The Company and its Subsidiaries have good and valid leasehold interests in and to the Leased Real Property, free and clear of all Liens, other than Permitted Liens and Liens granted in favor of Landlord or any mortgagee with respect to the Leased Real Property. There is no brokerage commission or finder’s fee due from the Company or its Subsidiaries that is unpaid with regard to any of the Real Property Leases, or which will become due at any time in the future with regard to any Real Property Lease. Except as set forth on Schedule 3.15, the premises demised under the Real Property Leases and any other properties and assets owned, leased or used by the Company Stockholders in the operation of such Real Property or the premises demised under the Real Property Leases, including the walls, ceilings and other structural elements of any improvements erected on any part of the Real Property or the properties demised under the Real Property Leases thereon and the building systems such as heating, plumbing, ventilation, air conditioning and electric are adequate and sufficient for the current operations of the Business, and such properties now being used by the Company and its Subsidiaries in the Business, whether leased or owned, are in good working order, repair and operating condition, are without any structural defects other than minimal structural defects which do not affect the value or use of such properties and have been maintained in accordance with generally accepted industry practices. To the Company’s Knowledge, neither the Company’s Business nor any of the structures or buildings located on the Leased Real Property is in violation of any building, zoning, anti-pollution, health, occupational safety or other Legal Requirement or Permit applicable to such Leased Real Property, structures and buildings. The Company and its Subsidiaries have the right of ingress and egress, through a public road or street, to and from each of the properties demised under the Real Property Leases.
          Section 3.16 Tangible Personal Property. Schedule 3.16 lists: (i) each other item of Tangible Personal Property owned or leased by the Company and its Subsidiaries with a value of $5,000 or more and (ii) each capitalized lease. True, complete and correct copies of each lease with respect to any item of Tangible Personal Property leased by the Company and its Subsidiaries have been provided to Parent. Except as set forth on Schedule 3.16, (i) all of the Company’s and its Subsidiaries’ Tangible Personal Property is either owned by the Company or its Subsidiaries or leased by the Company or its Subsidiaries pursuant to a lease noted on Schedule 3.16, and (ii) each of the items of Tangible Personal Property is in good working order and condition, ordinary wear and tear excepted. The Company or its Subsidiaries have good and marketable title to, or a valid leasehold interest in, or valid license to use all of its assets and properties free and clear of all Liens, except for Permitted Liens.
          Section 3.17 Intellectual Property.
     (a) Schedule 3.17(a) lists all Intellectual Property (the “Company Registered IP”) in which the Company or its Subsidiaries have filed applications or registrations or such other Intellectual Property owned by the Company or its Subsidiaries, while not covered in an application (pending or otherwise) and unregistered, is material to the Business as presently conducted (“Company Unregistered IP” and, collectively with Company Registered IP shall be “Company Intellectual Property”). Each item of Company Registered IP, as well as applicable Company Unregistered IP (including, without limitation, trade secrets, know-how and other Company Intellectual Property of a confidential nature) has been duly maintained, is valid and subsisting and in good standing, with no defects of title, is in full force and effect, has not been canceled, expired, rejected, invalidated or abandoned, or to the Company’s Knowledge, threatened with, asserted against any of the foregoing, with all fees, payments, taxes and filings due as of the date hereof duly made. Any deficiency in the registrations and applications arising from or relating to the Company Registered IP did not, does not have and will not have a material adverse effect on the Company Registered IP or Parent’s ability to make use of the Company Registered IP. All necessary registration, maintenance, renewal, and annuity fees and taxes due as of the Closing Date, have been paid, and all necessary documents have been filed, in connection with the Company Registered IP and the due dates specified on Schedule 3.17(a) are accurate and complete in all respects as of the Effective Date. Schedule 3.17(a) contains a list of all due dates for filings, maintenance and other payments or other actions falling due in respect of the Company Registered IP within 90 days following the Closing Date, and the current status of the corresponding registrations, filings, applications and payments. The Company and its Subsidiaries have all rights in the Company Intellectual Property necessary and sufficient to carry out their current activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted without infringing, misappropriating, tarnishing, diluting, or otherwise negatively impacting any Person’s rights, property, intellectual property or proprietary materials), including, to the extent required to carry out such activities, rights to make, use, import, export, practice, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, as applicable, assign and sell, the Company Intellectual Property or have any of the foregoing done on their behalf.
     (b) Schedule 3.17(b) contains a complete list of the Contracts pursuant to which the Company or its Subsidiaries has received any items and rights which are rightfully used by the Company and its Subsidiaries pursuant to a valid license, settlement, co-existence Contract, release, sublicense, consent or other similar Contract (whether in writing or otherwise), including but not limited to the licenses of IT Equipment described in Section 3.17(k) below (the “Licensed Intellectual Property”), other than software licenses generally available on standard terms for less than $100,000. The Company has delivered correct and complete copies of all license, covenant not to sue, settlement, co-existence, release, sublicense, consent or other similar Contracts (whether in writing or otherwise) listed on Schedule 3.17(b) to Parent, and, as applicable.
     (c) The Company and its Subsidiaries own all right, title and interest in and to the Company Intellectual Property required to be set forth on Schedule 3.17(a) free and clear of all Liens. The Company and its Subsidiaries own all right, title and interest in and to all other Company Intellectual Property used in conducting its Business as now conducted, as under development and as currently contemplated to be conducted, free and clear of all Liens. The Company and its Subsidiaries have all rights in the Company Intellectual Property necessary and sufficient to carry out their current activities.
     (d) No current or former stockholder, partner, director, officer or employee of the Company and its Subsidiaries or any of its Affiliates has or will have, after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, any legal or equitable right, title or interest in or to, any right to use, transfer, assign, license or grant access to, directly or indirectly, in whole or in part, any of the Company Intellectual Property. Neither this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, will result in any third Person being granted rights of access to, use of, or the placement in or release from escrow of, any Intellectual Property and neither the Company nor any of its Subsidiaries is, or as a result of the execution or delivery of this Agreement and the other Transaction Documents, or performance of the Company’s obligations hereunder, will be, in violation of any Contract relating to the Intellectual Property to which the Company or its Subsidiaries is a party or otherwise bound. The execution or delivery of this Agreement and the other Transaction Documents, or performance of the Company’s obligations hereunder, will not cause the diminution, termination or forfeiture of any Company Intellectual Property or any rights therein or thereto. Further, all personnel (including, without limitation, employees, agents, applicable stockholders, partners, directors, consultants and contractors) who have created any Intellectual Property material to the Company’s Business either: (i) have been a party to a “work-for-hire” and/or other arrangement or agreements with the Company or its Subsidiaries in accordance with applicable Legal Requirements that has accorded the Company or its Subsidiaries, as the case may be, full, effective, exclusive and original ownership of all Company Intellectual Property; or (ii) have executed appropriate instruments of assignment in favor of the Company or its Subsidiaries, as the case may be, as assignee that have conveyed to the Company or its Subsidiaries, as the case may be, effective and exclusive ownership of such Company Intellectual Property.
     (e) Except as identified on Schedule 3.17(f), the Company Intellectual Property is not the subject of or affected by any ongoing or notified, to the Company’s Knowledge, threatened by any Person, or reasonably likely to be threatened by a Patent Troll, enforcement action, infringement, interference, re-examination, opposition, invalidity proceeding or Order, or any covenant not to sue, settlement Contract, coexistence Contract, consent Contract or release (whether any of the foregoing are in writing or otherwise) and no Legal Proceeding is ongoing or notified or, to the Company’s Knowledge, threatened by any Person or reasonably likely to be threatened by a Patent Troll, which would interfere with the quiet enjoyment of Parent with respect to any of the Company Intellectual Property following Closing. Except as identified on Schedule 3.17(f), neither the Company nor the Subsidiary has received or provided any legal opinions related to, associated with or arising from any patents or patent applications or any copyright materials (including, without limitation, software or software systems) whether in the context of a Legal Proceeding, determination of infringement, non-infringement, determination of validity, determination of patentability, freedom to operate or use.
     (f) To the Company’s Knowledge, neither the Company nor its Subsidiaries currently infringes, dilutes, tarnishes or misappropriates, or within the past three (3) years has infringed upon, diluted, tarnished or otherwise misappropriated or violated any Intellectual Property Rights or personal right of any Person anywhere in the world. Except as set forth in Schedule 3.17(g), the Company has no Knowledge of any notice (written or otherwise) or assertion, threat or the commencement of any claim, demand, action, cause of action or other Legal Proceeding by a Person, whether by legal process or otherwise: (i) challenging the validity, effectiveness or ownership by the Company or its Subsidiaries, as the case may be, of any of the Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, service, work, technology or process as now used or offered or proposed for use, licensing, sublicensing, sale or other manner of commercial exploitation by the Company or its Subsidiaries infringes or will infringe on any Intellectual Property Rights or personal right of any Person and, to the Company’s Knowledge, there are no valid grounds for any bona fide claim, demand, action, cause of action or other Legal Proceeding of any such kind.
     (g) The Company and its Subsidiaries have taken all reasonable and necessary steps to protect the secrecy of any trade secrets and material confidential information included in the Company Intellectual Property. Such steps have included and shall continue to include, without limitation, applicable policies, procedures, documentation and physical security measures. Each current and former officer, employee, contractor, stockholder, member, director, officer, agent, partner, manager and consultant of the Company and its Subsidiaries with access to any confidential information of the Company and its Subsidiaries or who has created any Intellectual Property material to the

Company’s Business has executed an agreement protecting the confidentiality of confidential information and an assignment of such Intellectual Property to the Company. The Company and its Subsidiaries acknowledge and agree that from and after the date of this Agreement, Parent will have a legitimate and continuing proprietary interest in the protection of trade secrets, source code, database applications, data, patent applications or confidential information owned by the Company and its Subsidiaries (the “IP Confidential Information”) and the Company agrees that prior to and following the date of this Agreement, it shall secure and maintain the confidentiality of all such IP Confidential Information in a manner consistent with the importance and value of such information and the maintenance of Parent’s rights therein, but in no event using less than reasonable efforts.
     (h) Schedule 3.17(j) sets forth a complete and accurate listing of all domain name registrations currently used by the Company and its Subsidiaries in the conduct of the Business.
     (i) The information and communications software and equipment used by the Company and its Subsidiaries in the conduct of the Business (the “IT Equipment”) are owned by, or licensed or leased to, the Company and its Subsidiaries, as the case may be, and can be used by the Company and its Subsidiaries, as the case may be, in the operation of the Business as it is presently conducted. All software that is material to the operation of the Business as it is presently conducted is owned by the Company and its Subsidiaries or used pursuant to, and within the scope of, a license or other enforceable right. The Company and its Subsidiaries possess such working copies of all of such material software and material documentation as are necessary for the current conduct of the Business as presently conducted. Such software and systems are (i) in satisfactory working order; (ii) have security, back up and disaster recovery arrangements, and hardware and software support and maintenance, as reasonably determined by the Company to be necessary and appropriate to minimize the risk of material error, breakdown, failure or security breach and avoid material disruption to the Business; and (iii) are configured and maintained to minimize the effects of viruses. Such information and communications systems have not suffered any material error, breakdown, failure or security breach which has caused disruption or damage to any portion of the Business.
     (j) No complaint relating to an improper use or disclosure of, or a breach in the security of, any confidential information has been made or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries. To the Company’s Knowledge, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or its Subsidiaries, or (ii) breach of any security procedures wherein IP Confidential Information material to the Business has been disclosed to a third party.
     (k) In relation to the Business, neither the Company, its Subsidiaries nor any of their respective representatives has, in the eighteen months prior to the date of this Agreement, received a written notice alleging that any of them has not complied with applicable data protection or privacy laws.

     (l) Except as set forth on Schedule 3.17(l), no Public Software was used in connection with the development of any Company Intellectual Property that is distributed to third parties and no Public Software has been distributed with, in whole or in part, any Company Intellectual Property.
     (m) All representations and warranties contained in this Section 3.17 which relate to whether the Company Intellectual Property infringes any intellectual property rights of any other Person are qualified by the Company’s Knowledge.
          Section 3.18 Environmental Matters. The Company and its Subsidiaries are in material compliance with all Environmental Laws, and there are no conditions or circumstances relating in any way to the Business or the Real Property that could give rise to any material Liability under Environmental Laws, including but not limited to the presence or release of Hazardous Materials. The term “Environmental Laws” means federal, state, and local laws, rules, permits, and orders, in each case relating to health, safety or the environment. The term “Hazardous Materials” means any substance regulated under any applicable Environmental Law, including but not limited to “hazardous substances,” “pollutants,” and “contaminants” as those terms are defined or used under the federal Comprehensive Environmental Response, Compensation and Liability Act, petroleum and petroleum related products, polychlorinated biphenyls, asbestos, and lead paint.
          Section 3.19 Bank Accounts; Powers of Attorney. Schedule 3.19 sets forth a correct and complete list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company or any Subsidiary has an account, safe deposit or lock box and the names and identification of all persons authorized to draw on it or to have access to it and the names of all Persons holding general or special powers of attorney from the Company or its Subsidiaries.
          Section 3.20 Related Party Transactions. Neither the Company nor any Subsidiary is indebted to any director, officer, employee or agent of the Company or any Subsidiary (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to the Company or any Subsidiary. No (a) stockholder, (b) officer, director or Affiliate of the Company or any Subsidiary, (c) immediate family member of any such officer, director or Affiliate, or of a stockholder, and (d) Person controlled by any one or more of the foregoing (excluding the Company and any Subsidiary) (collectively, the “Related Parties”) presently: (i) owns or has owned, directly or indirectly, any interest in (excepting not more than five percent (5%) stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, customer, distributor, sales agent, or supplier of the Company or any Subsidiary; (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Company or any Subsidiary uses or the use of which is necessary or desirable for the conduct of its business; or (iii) has any claim whatsoever against, or owes any amount to, the Company or any Subsidiary; or (iv) on behalf of the Company or any Subsidiary, has any commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any Person of which any officer or director of the Company or any Subsidiary, or an immediate family member of the foregoing, is a partner or stockholder

(excepting stock holdings solely for investment purposes in securities of publicly held and traded companies). Neither the Company nor any Subsidiary is a party to any transaction with any Related Party on other than arm’s-length terms.
          Section 3.21 Insurance. Schedule 3.21 is a complete list of all policies for coverage for fire, liability, workers’ compensation, property, casualty and/or other forms of insurance and all performance bonds held by or applicable to the Company and its Subsidiaries (collectively, the “Insurance Policies”). To the Company’s Knowledge, the Insurance Polices (i) will continue in full force and effect following the Closing and (ii) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of the Company and its Subsidiaries. Neither the Company nor its Subsidiaries has received any notice of cancellation or intent to cancel any of the Insurance Policies and, to the Company’s Knowledge, no event relating to the Company or its Subsidiaries has occurred that will result in the cancellation of coverage under any Insurance Policy. The Company and its Subsidiaries have paid all premiums when due and payable with respect to, and have otherwise performed all of their material obligations under, each of the Insurance Policies. The Company and its Subsidiaries have given notice to the applicable insurer of all claims that may be insured thereby under the Insurance Policies. There are no outstanding claims under any Insurance Policy other than as set forth on Schedule 3.21.
          Section 3.22 Brokers’ Fees. Except as set forth in Schedule 3.22 (i) neither the Company nor any Subsidiary is or will be made liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of the Company nor any Subsidiary; and (ii) the Company is not a party to any Contract, and has not committed any act which might give rise to any valid claim against the Company or any Subsidiary, for any such fee, commission or similar payment.
          Section 3.23 Books and Records. The Company and each Subsidiary has maintained Business records with respect to the assets and its Business and operations which are true, accurate and complete in all material respects, and there are no material deficiencies in such Business records. The minute book of the Company and each Subsidiary contains a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company and each Subsidiary through the date of this Agreement, and reflect all transactions referred to in such minutes accurately.
          Section 3.24 Accounts Receivable. Except as described on Schedule 3.24, all accounts receivable of the Company and its Subsidiaries reflected in the Interim Balance Sheet and all accounts receivable that have arisen after date of the Interim Balance Sheet (except accounts receivable that have been collected since such date) are valid and enforceable claims, and constitute bona fide accounts receivable resulting from the sale of goods and performance of services in the ordinary course of business, subject only to the reserve for bad debts set forth on the Interim Balance Sheet, as adjusted for operations and transactions through the Closing in accordance with the past custom and practice of the Company. The accounts receivable are subject to no valid defense, offsets, returns, allowances or credits of any kind, and are fully collectible after the Closing Date.

          Section 3.25 Compliance with Anti-Corruption Laws and Regulations.
     (a) Neither the Company, any of its Subsidiaries nor any of their current or former stockholders, officers, directors, employees, agents, subcontractors, or any other person or entity acting for or on their behalf, have made, offered or authorized, directly or indirectly, in connection with the operation or maintenance of any of their assets or Business or in connection with the transactions contemplated by this Agreement or otherwise, any contribution, gift, bribe, rebate, payoff, influence payment, kickback, other payment or gift of anything of value, regardless of what form, whether in money, property or services (each, a “Payment”) to a Government Official, or to any other Person while knowing or having reasons to suspect that any part of such Payment will be given or promised to a Government Official, and that such Payment would (i) influence any act or decision of such Government Official in his/her or its official capacity; (ii) induce such Government Official to do or omit to do any act in violation of the lawful duty of such Government Official; (iii) induce such Government Official to use his/her or its influence with any Governmental Entity, public international organization or political party, to affect or influence such Governmental Entity, organization or party; (iv) secure any improper advantage; (v) obtain special concessions or for special concessions already obtained; or (vi) otherwise in violation of any Legal Requirement. Neither the Company nor any of its Subsidiaries has received any communication that alleges that the Company or any of its Subsidiaries or any agent thereof is in violation of, or has liability under any such Legal Requirements.
     (b) No ownership interest in the Company is directly or indirectly held or controlled by a Government Official, or any immediate relative of a Government Official.
     (c) No Company Stockholder is a Government Official, or an immediate relative of a Government Official.
     (d) No Government Official, or any immediate relative of any Government Official, has received, directly or indirectly, any portion of the any portion of the Consideration to be paid by Parent according to this Agreement, or any other benefit or value by reason of or in connection with the execution of this Agreement by the Parties.
          Section 3.26 Product or Service Liability. Since January 1, 2005, there has been no Legal Proceeding by or before any Governmental Entity pending or, to the Company’s Knowledge, threatened against or involving the Company or any Subsidiary relating to (a) any products of or services performed by the Company or any Subsidiary and alleged to have been defective or improperly rendered or not in compliance with contractual requirements, or (b) any products or software delivered or sold by the Company or any Subsidiary which are defective or not in compliance with contractual requirements.
          Section 3.27 Product Warranty. Each product manufactured, sold, leased or delivered by the Company and each Subsidiary has been in conformity in all material respects with all applicable Contractual commitments and all express and implied warranties, and neither the Company nor any Subsidiary has any material liability (and to the Company’s Knowledge, there is no basis for any present or future Legal Proceeding against it giving rise to any liability) for replacement or repair thereof or other damages in connection therewith, except for claims arising in the ordinary course of business, which in the aggregate, are not material to the financial condition of the Company.
          Section 3.28 State Takeover Laws; Charter Provisions. The Company has taken all necessary action to exempt the Merger and the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Legal Requirements. The Company has taken all action so that the entering into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Company’s Charter Documents or restrict or impair the ability of Parent or Merger Sub to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of Company Capital Stock that may be directly or indirectly acquired or controlled by them.
          Section 3.29 Privacy Policies and Web Site Terms and Conditions.
     (a) Definitions. For purposes of this Section 3.29:
     (i) “Company Sites” means all of the Company’s and each of its Subsidiaries’ public sites on the World Wide Web.
     (ii) “Privacy Statements” means, collectively, any and all of the Company’s and each of its Subsidiaries’ privacy policies published on the Company Sites or otherwise made available by the Company and each of its Subsidiaries regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors of any of the Company Sites (“Individuals”); and
     (iii) “Terms and Conditions” means any and all of the visitor terms and conditions published on the Company Sites governing Individuals’ use of and access to the Company Sites.
     (b) Accessibility. A Privacy Statement is posted and is accessible to Individuals at all times on each Company Site. The Company and each Subsidiary maintains a hypertext link to a Privacy Statement from the homepage of each Company Site, and the Company and each Subsidiary uses its best efforts to include a hypertext link to a Privacy Statement from every page of the Company Sites on which personal information is collected from Individuals.
     (c) Contents of Privacy Statement. The Privacy Statements are clearly written and include, at a minimum, accurate notice to Individuals about the Company’s and each Subsidiary’s collection, retention, use and disclosure policies and practices with respect to Individuals’ personal information. The Privacy Statements are accurate and consistent with the Terms and Conditions and the Company’s and each Subsidiary’s actual practices with respect to the collection, retention, use and disclosure of Individuals’ personal information.
     (d) Compliance with Privacy Statement. The Company and each Subsidiary (i) complies with the Privacy Statements as applicable to any given set of personal information collected by the Company and each Subsidiary from Individuals; (ii) complies with all applicable privacy Legal Requirements and regulations regarding the collection, retention, use and disclosure of personal information; and (iii) takes all appropriate and industry standard measures to protect and maintain the confidential nature of the personal information provided to the Company or any Subsidiary by Individuals. The Company and each Subsidiary has adequate technological and procedural measures in place to protect personal information collected from Individuals against loss, theft and unauthorized access or disclosure. Neither the Company nor any Subsidiary knowingly collects information from or target children under the age of thirteen. Neither the Company nor any Subsidiary sells, rents or otherwise makes available to third parties any personal information submitted by Individuals.
     (e) Use of Information. The Company’s and each Subsidiary’s collection, retention, use and distribution of all personal information collected by the Company and each Subsidiary from Individuals is governed by the Privacy Statement pursuant to which the data was collected. Each Privacy Statement contains rules for the review, modification and deletion of personal information by the applicable Individual, and the Company and each Subsidiary is and has been at all times in compliance with such rules. All versions of the Privacy Statements are attached hereto on Schedule 3.29. Other than as constrained by the Privacy Statements and by applicable Legal Requirements, neither the Company nor any Subsidiary is restricted in its use and/or distribution of personal information collected by the Company and such Subsidiary.
     (f) Right to Transfer. The Company has the full power and authority to transfer all rights the Company and each Subsidiary has in all Individuals’ personal information in the Company’s and such Subsidiary’s possession and/or control to Parent. The Privacy Statements expressly permit the transfer of all personal information collected from Individuals by the Company and each Subsidiary in connection with the Merger. Neither the Company nor any Subsidiary is a party to any Material Contract, or is subject to any other obligation that, following the Effective Time, would prevent Parent and/or its Affiliates from using the information governed by the Privacy Statements in a manner consistent with applicable privacy Legal Requirements and industry standards regarding the disclosure and use of information. No claims or controversies have arisen regarding the Privacy Statements or the implementation thereof or of any of the foregoing.
          Section 3.30 No Additional Representations. Each of Parent and Merger Sub acknowledges that none of the Company, the Company Stockholders, the Stockholders’ Representative or any other Person has made any representation or warranty, expressed or implied, except as expressly set forth in ARTICLE III of this Agreement, the Company Owner Representations and Warranties Agreement, the Selling Stockholder Agreement,

the Letter of Transmittal and any employment agreement between a Company Stockholder and Parent.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub hereby represent and warrant, jointly and severally, to the Company as follows:
          Section 4.1 Organization; Existence and Good Standing. Parent is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.
          Section 4.2 Authority; Enforceability. Each of Parent and Merger Sub has the full corporate power and authority to execute this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations under this Agreement and the other Transaction Documents to which it is, or will be as of the Closing, a party. The execution, delivery and performance of this Agreement has been, and the execution, delivery and performance of the other Transaction Documents to which Parent and/or Merger Sub will be a party as of the Closing will have been, duly and validly authorized by Parent and Merger Sub, as the case may be, as of the Closing. This Agreement constitutes, and each of the other Transaction Documents to which Parent and/or Merger Sub will be a party as of the Closing will constitute, the valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub, as the case may be, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Legal Requirements relating to or affecting creditors’ rights generally or by equitable principles. Each of Parent and Merger Sub have, in accordance with all Legal Requirements and the Charter Documents of Parent and Merger Sub, respectively, obtained all approvals and taken all actions necessary for the authorization, execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents.
          Section 4.3 No Violations. Except as set forth on Schedule 4.3(1), the execution and delivery of this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will become a party by Parent or Merger Sub does not and will not, and the performance and compliance with the terms and conditions of this Agreement and the other Transaction Documents by Parent and/or Merger Sub, as the case may be, and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub will not:
     (a) violate, conflict with, result in a breach or constitute a default under any of the provisions of Parent’s or Merger Sub’s respective Charter Documents; or
     (b) (A) conflict in any material respect with or violate any Legal Requirement of any Governmental Entity to which Parent or Merger Sub or its assets or properties are bound or subject, or (B) conflict with or result in a breach of, or give rise to a right of termination of, require consent under, result in the loss of any benefit or accelerate the performance required by, in each case, whether with or without notice or lapse of time or both, the terms of any material Contract to which Parent or Merger Sub is a party or to which its assets or properties are bound or subject or constitute a default (or an event that, with notice or lapse of time or both, would become a default) thereunder.
Except as set forth on Schedule 4.3(2) and the filings required under, and compliance with the applicable provisions of, the HSR Act and any other applicable Antitrust Law, no consent, approval, permit, authorization of, declaration to or filing with any Governmental Entity or any other third party on the part of the Company is required in connection with the execution and delivery of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.
          Section 4.4 Legal Proceedings. As of the Execution Date, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened that (a) challenge the validity or enforceability of Parent’s or Merger Sub’s obligations under this Agreement or the other Transaction Documents to which Parent or Merger Sub is or will become a party or (b) seek to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by Parent or Merger Sub of the transactions contemplated herein or therein.
          Section 4.5 Equity Consideration. The shares of TCS Common Stock to be issued pursuant to the terms of this Agreement and the Twelve Month Notes have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement or the Twelve Month Promissory Notes, as the case may be, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens other than those imposed by federal or state securities laws. The shares of TCS Common Stock issuable upon conversion of the Twelve Month Promissory Notes have been duly reserved for issuance pursuant thereto.
          Section 4.6 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
          Section 4.7 SEC Filings; Financial Statements.
     (a) Parent has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2008 through the date of this Agreement (collectively, the “Parent SEC Reports”). As of the respective dates they were filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or 8-K promulgated by the SEC) and each presented fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
          Section 4.8 Sufficient Funds Available. Parent will have, as of the Closing Date, sufficient funds available to consummate the transactions contemplated by, and to perform its obligations under, this Agreement.
          Section 4.9 Brokers’ and Finders’ Fees. Other than Raymond James & Associates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the negotiation or execution of this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.
          Section 4.10 No Additional Representations. Each of the Company, the Company Stockholders, the Stockholders’ Representative acknowledges that none of Parent, Merger Sub or any other Person has made any representation or warranty, expressed or implied, except as expressly set forth in ARTICLE IV of this Agreement.
ARTICLE V
INTERIM PERIOD COVENANTS AND OTHER AGREEMENTS
          Section 5.1 Antitrust Notification.
     (a) Each party from whom a filing under the HSR Act would be required in order for the transactions contemplated hereby to be consummated lawfully shall, as promptly as practicable (but in no event later than two Business Days) following the date hereof, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with this transaction. As promptly as practicable following the date hereof, each party shall make all other filings necessary or appropriate under any applicable foreign Antitrust Law in connection with the transactions contemplated hereby or by the Transaction Documents. To the extent permitted by applicable Legal Requirements, the Parties shall request expedited treatment of any such filings and shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or other Antitrust Law. To the extent permitted by applicable Legal Requirements, the Parties shall keep one another apprised of the status of, and give each other advance notice of, and a meaningful opportunity to review, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request. To the extent permitted by the relevant Governmental Entity, the Parties shall permit one another to attend all meetings or conferences between one or more of the Parties and one or more Governmental Entity under the HSR Act or other Antitrust Law. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Entity under any Antitrust Law in connection with any transaction contemplated hereby.
     (b) The Parties shall use commercially reasonable efforts to obtain all clearances, actions, or nonactions required under the HSR Act or any other Antitrust Law to consummate the transactions contemplated hereby or by the Transaction Documents. Notwithstanding anything to the contrary contained in this Agreement, Neither Company nor Parent shall have any obligation under this Agreement to: (i) divest, sell, dispose of or transfer, or cause any of their respective Affiliates to divest, sell, dispose of or transfer, any assets or operations, or to commit to cause any of the Parties or any of their respective Affiliates to divest, sell, dispose of or transfer any assets or operations; (ii) discontinue or cause any of their respective Affiliates to discontinue offering any product or service, or commit to cause any of the Parties or any of their respective Affiliates to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of their respective Affiliates to license or otherwise make available, to any person, any Intellectual Property, or commit to cause any of the Parties or any of their respective Affiliates to license or otherwise make available to any person any Intellectual Property; (iv) hold separate or cause any of their respective Affiliates to hold separate any assets or operations (either before or after the Closing), or commit to cause any of the Parties or any of their respective Affiliates to hold separate any assets or operations; or (v) make any commitment or cause any of their respective Affiliates to make any commitment (to a Governmental Entity or otherwise) regarding the future operations of any of the Parties or the business of any of the Parties.
     (c) Parent, on the one hand, and the Company Stockholders, on the other hand, shall equally share the payment of the filing fees required under the HSR Act and any other filings made under any Antitrust Law in connection with the transactions contemplated hereby.
          Section 5.2 Covenants Regarding Conduct of the Company and its Subsidiaries. From the date of this Agreement through Closing, except as permitted or required by the other terms of this Agreement or described in Schedule 5.2, or consented to or approved in advance in writing by Parent, the Company shall conduct its, and cause its Subsidiaries to conduct their Business operations, activities and practices in the ordinary course of business consistent with past practice and use their commercially reasonable best efforts to preserve intact the present business organizations of the Company and its Subsidiaries, maintain the rights and franchises of, and preserve the relationships with customers, distributors, and others having business dealings with, the Company and its Subsidiaries. Without limiting the foregoing, without the consent or approval of Parent, neither the Company nor its Subsidiaries shall, except as set forth in Schedule 5.2 or otherwise permitted or required by the other terms of this Agreement:

     (a) amend its Charter Documents;
     (b) effect any recapitalization, reclassification, split, combination or like change in the capitalization of the Company, change the number of its authorized or outstanding shares of capital stock or issue, grant or sell any shares of capital stock (or options or warrants) or any other securities or obligations convertible into or exchangeable for shares of capital stock other than with respect to exercises of options or warrants outstanding as of the date of this Agreement or amend the terms of any outstanding securities of the Company;
     (c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of Company Capital Stock, or split, combine or reclassify any of Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Capital Stock;
     (d) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of shares of Company Capital Stock pursuant to the exercise of stock options, warrants or other rights therefore outstanding as of the date of this Agreement;
     (e) transfer to any Person any rights to Company Intellectual Property;
     (f) enter into or amend any Contracts pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of the Company’s products or Intellectual Property;
     (g) incur any Indebtedness or modify the terms of any Indebtedness in excess of $25,000;
     (h) mortgage, pledge or subject to any Lien (other than a Permitted Lien), any of the assets or properties of the Company and its Subsidiaries;
     (i) knowingly waive, release, assign, compromise or settle any Legal Proceeding other than (i) a claim involving less than $25,000 or (ii) settlements settled through insurance proceeds, subject to applicable deductibles;
     (j) except as required by applicable Legal Requirements or the terms of any Plan (i) increase the annual base salary or base wages of any executive officer or other employee of the Company or its Subsidiaries, (ii) grant any bonus or incentive compensation to any executive officer or other employee of the Company or its Subsidiaries, (iii) increase the coverage or benefits available under any (or create any new) Plan or any severance pay, vacation pay, deferred compensation, bonus or other incentive compensation plan or arrangement made to, for, or with any executive officer or other employee of the Company or its Subsidiaries or otherwise amend any such plan or arrangement or (iv) enter into any employment, deferred compensation, severance, consulting, non-competition or similar Contract (or amend any such Contract) involving any executive officer or other employee of the Company or its Subsidiaries;
     (k) make, change or revoke any election in respect of Taxes, make any Contract or settlement relating to Taxes, file any amended Tax Return, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;
     (l) except as may be required as a result of applicable Legal Requirements or under GAAP, change any accounting method;
     (m) sell, assign, lease or otherwise dispose of any of its assets or properties with a value in excess of $25,000;
     (n) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for registration of Company Intellectual Property;
     (o) enter into or agree to enter into any merger or consolidation, or sale of all or a substantial portion of its assets or properties, with any Person (other than Parent);
     (p) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;
     (q) not engage in any new business or, other than trade payables or the extension of credit to customers in the ordinary course of business consistent with past practice, invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any corporation or other entity;
     (r) enter into any Contract that would be a Material Contract, except for Contracts entered into in the ordinary course of business consistent with past practices;
     (s) abandon any listed applications relating to Company Intellectual Property;
     (t) terminate, amend, restate or knowingly waive any rights under any Material Contract;
     (u) make any capital expenditure of commitment therefor in excess of $25,000;
     (v) cancel, knowingly waive or release any debt in excess of $25,000 or any material right or claim;

     (w) materially reduce the amount of any insurance coverage provided by any Insurance Policies;
     (x) fail to timely file any Tax Returns or to pay any Taxes when due (including full payment of any estimated Taxes); or
     (y) take or agree to take any of the actions described above, which (i) would make any of the representations and warranties of the Company untrue or incorrect in any material respect; (ii) would result in any of the conditions to the Closing not being satisfied; or (iii) individually or in the aggregate, would reasonably be expected to have, a Material Adverse Effect; or
     (z) take or agree to take any of the actions above.
          Section 5.3 Access and Assistance. Upon receipt of reasonable advance notice, the Company will afford Parent and its authorized representatives reasonable access from the Execution Date through the Closing Date, during normal business hours to the Company’s and its Subsidiaries offices, customers, properties, books and records, and the Company’s officers will cause the Company to furnish Parent with such additional information regarding the Business as Parent reasonably requests. Access provided to the customers of the Company or its Subsidiaries shall be subject to reasonable restrictions set by the Company.
          Section 5.4 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, the Company and Parent shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to ensure the satisfaction of their respective conditions to Closing set forth in this Agreement.
          Section 5.5 Transfer Taxes. Parent and the Company shall each be responsible for one-half, and shall pay in a timely manner, all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto, collectively “Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement.
          Section 5.6 Tax Matters.
     (a) Stockholders’ Pre-Closing Returns. The Stockholders’ Representative shall timely prepare and timely file (or cause to be timely prepared and timely filed) all Tax Returns required by law reporting Taxes imposed on the Company or any Subsidiary that are required to be filed in respect of any taxable period ending on or before the Closing Date (all such Tax Returns are hereinafter referred to as the “Stockholders’ Pre-Closing Returns”). All such Stockholders’ Pre-Closing Returns shall be prepared in a manner consistent with the prior Tax Returns of the Company, unless otherwise prohibited by Legal Requirements. In no event shall the Company take any position on the Stockholders’ Pre-Closing Returns that could have the effect of increasing or materially adversely affecting Parent’s, Merger Sub’s, the Company’s or any Subsidiary’s Taxes after the Closing Date without Parent’s consent. The Stockholders’ Representative shall provide Parent with copies of all of the Stockholders’ Pre-Closing Returns for his review and approval prior to being filed by the Company and at least 60 days prior to the applicable filing deadline for such Tax Returns. The Stockholders’ Representative shall have a period of 21 days to provide the Company with a statement of any disputed items with respect to the Stockholder’s Pre-Closing Returns. In the event the Stockholders’ Representative, on the one hand, and Parent, on the other hand, are unable to reach agreement with respect to any disputed items within a period of 30 days, all such disputed items shall be submitted to a mutually acceptable accounting firm of national standing for final resolution prior to the applicable filing deadline. The Company Stockholders shall timely pay on behalf of the Company and the Subsidiaries (or cause to be paid or reimbursed to Parent) all Taxes due and payable with respect to periods covered by the Stockholders’ Pre-Closing Returns other than Taxes that are accrued as liabilities in Final Net Working Capital.
     (b) Parent’s Tax Returns and Straddle Period Tax Liability. Parent shall timely prepare and file (or cause to be so prepared and filed) all Tax Returns required by law covering the Company and any Subsidiary that are required to be filed in respect of taxable periods ending after the Closing Date (all such Tax Returns are hereinafter referred to as “Parent’s Tax Returns”). To the extent that any such Tax Return is to be filed with respect to a taxable period of the Company or any Subsidiary that begins before and ends after the Closing Date (a “Straddle Period”), Parent shall provide such Tax Returns to the Stockholders’ Representative for its review at least 60 days prior to the deadline for filing such Tax Return. The Company Stockholders shall reimburse Parent for Taxes attributable to the pre-Closing portion of any Straddle Period (determined in the manner set forth in Section 5.6(c)) other than Taxes that are accrued as liabilities in Final Net Working Capital at least 10 days prior to the deadline for filing such Tax Return.
     (c) Allocations Relating to Taxes. Taxes shall be allocated between Company Stockholders, on the one hand, and the Parent and the Company, on the other hand, as follows:
     (i) With respect to all Taxes imposed on the Company or any Subsidiary, Parent and the Company shall, unless prohibited by any applicable Legal Requirements, close the taxable period of the Company and any Subsidiary as of the close of the Closing Date. Neither Parent nor any the Company shall take any position inconsistent with the preceding sentence on any Tax Return.
     (ii) For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and relevant tax items for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the relevant books were closed at the close of the Closing Date; provided, however, that (A) transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date, and (B) exemptions, allowances or other attributes that are calculated on an annual basis shall be apportioned between such two taxable years or periods on a calendar-day daily basis and Taxes that are computed on a periodic basis, such as property Taxes, shall also be so apportioned on a daily basis. Sales and use Taxes shall be deemed to accrue in accordance with the accounting methods used for the Final Closing Date Balance Sheet.
     (d) Assistance and Cooperation. After the Closing Date, the Stockholders’ Representative, the Company and Parent each shall, and shall cause their respective representatives and Affiliates, to:
     (i) assist the other party in preparing and filing any Tax Returns which such other party is responsible for preparing and/or filing in accordance with this Section 5.6, including, without limiting the generality of the foregoing, the execution of Stockholders’ Pre-Closing Returns by proper officers of the Company;
     (ii) maintain and make available to the other party, on such other party’s reasonable request, copies of any and all information, books and records necessary to prepare and/or file any Tax Return or to respond to audits by any Taxing Authority, or to otherwise satisfy their Tax requirements for a period from and after the Closing of the longer of (A) seven years (or such longer period as required by applicable Legal Requirements) or (B) the full period of the applicable statute of limitations, including any extensions thereof, with respect to the relevant Taxes. After the applicable period, Company may dispose of such information, books and records, provided that prior to such disposition, Company Stockholders shall give Parent the opportunity to take possession of such information, books and records;
     (iii) upon reasonable notice and without undue interruption to the business of such party or the Company and any Subsidiary, as the case may be, provide access during normal business hours to the books and records of such party or the Company and any Subsidiary relating to the Taxes of the Company and any Subsidiary prior to the Closing Date;
     (iv) promptly furnish the other party with copies of all correspondence received from any Taxing Authority in connection with any Tax matter or information request with respect to any taxable period for which the other party may have a liability under this Section 5.6; and

     (v) timely provide to the other party powers of attorney or similar authorizations reasonably necessary to carry out the purposes of this Section 5.6.
     (e) Tax Audits.
    (i) Parent shall notify the Stockholders’ Representative in writing, within 10 days, upon receipt by Parent of notice of any pending or threatened federal, state, provincial, local or foreign Tax audits, examinations, notices of deficiency or other adjustments, assessments or redeterminations relating to a Pre-Closing Period for which the Company may be liable to indemnify Parent under this Section 5.6.
    (ii) The Stockholders’ Representative shall have the sole right to control, contest, resolve and defend against any Tax matters relating to Taxes imposed on the Company and any Subsidiary for Pre-Closing Periods, in each case provided the Company Stockholders are obligated to indemnify Parent for such Taxes (or a portion of such Taxes with respect to a Straddle Period) under this Section 5.6, and to employ counsel of his choice at his own expense; provided, however, that (A) the Stockholders’ Representative shall keep Parent informed with respect to the commencement, status and nature of any such Tax matter, notify Parent of significant developments with respect to such Tax matter and consult with Parent with respect to any issue that reasonably could be expected to materially affect Parent, any of its Affiliates or any of the Company and any Subsidiary, (B) the Stockholders’ Representative shall give Parent a copy of any Tax adjustment proposed in writing with respect to such Tax matter and copies of any other correspondence with the relevant Taxing Authority relating to such Tax matter, (C) the Stockholders’ Representative shall otherwise permit Parent to participate in such Tax matter at Parent’s own expense, (D) neither the Company Stockholders, the Stockholders’ Representative nor any of their respective Affiliates shall enter into any settlement of or otherwise compromise any such Tax matter which adversely affects or may adversely affect the Tax Liability of Parent, Merger Sub, the Company, any Subsidiary or any Affiliate of the foregoing without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, and (E) the Stockholders’ Representative may decline to control any Tax matters by providing Parent with written notice of such decision.
    (iii) Except as otherwise provided in Section 5.6(e)(ii), Parent shall have the sole right to control any Tax matters relating to the Company and any Subsidiary and to employ counsel of its choice at his own expense; provided, however, that (A) Parent shall notify the Stockholders’ Representative within 10 days of the commencement and nature of, and shall keep the Stockholders’ Representative informed with respect to the status of, any Tax matter for which the Company Stockholders may be liable pursuant to this Section 5.6, and (B) neither Parent nor any of its Affiliates shall enter into any settlement of or otherwise compromise any Tax matter for which the Company Stockholders are required to indemnify Parent hereunder without the prior written consent of the

Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
    (iv) In the event that Parent fails to notify the Stockholders’ Representative with respect to a Tax matter in accordance with the provisions of Section 5.6(e)(i), the Company Stockholders shall not be obligated to indemnify Parent under this Section 5.6 with respect to such Tax matter, but only to the extent that such failure to notify the Stockholders’ Representative adversely affects the Company Stockholders’ ability to adequately defend against such Tax matter.
    (v) Parent shall have the sole right to exercise control at any time over the handling, disposition and/or settlement of any issue raised in any official inquiry, examination or proceeding regarding any Tax Return other than as described in Section 5.6(e)(ii) above (including the right to settle or otherwise terminate any contest with respect thereto).
          Section 5.7 Public Disclosure. Parent, on the one hand, and the Company and the Stockholders’ Representative, on the other hand, shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure regarding the terms of this Agreement and the transactions contemplated herein, and, except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange, neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed).
          Section 5.8 Termination of Plans. Prior to the Closing Date, by proper resolution of the Company Board and adoption of plan amendments, if necessary, the Company will cease, except with respect to periods of time prior to the Closing Date, all contributions to and discontinue the right of all participants to accrue additional benefits under the Company’s 401(k) plan, and terminate the Company’s 401(k) plan, effective at least one day prior to Closing Date. The form and substance of such resolutions and amendments will be subject to the reasonable review and approval by Parent’s counsel. The Company shall take such other actions to terminate the Company Plan and the Company’s life insurance programs before the Closing Date.
          Section 5.9 Approval by Company Stockholders.
     (a) Not later than the first Business Day following the day of the issuance by Parent of a press release announcing the transactions contemplated hereby, following the execution of this Agreement, the Company shall send (either electronically, priority U.S. mail or via overnight courier or similar service) (i) to each holder of Company Capital Stock, Company Warrants or Company Options (other than Cash-Out Options) a solicitation and investor representation statement substantially in the form of Exhibit F attached hereto (the “Solicitation and Investor Representation Statement”) for the purpose of soliciting by written consent (the “Company Stockholder Written

Consents”) the Requisite Stockholder Approval from such holders and together with a Company Owner Representations and Warranties Agreement substantially in the form of Exhibit E-1 attached hereto (the “Company Owner Representations and Warranties Agreement”) for the purpose of obtaining customary representations from such holders to Parent as to whether the holder of Company Capital Stock, Company Warrants or Company Options (other than Cash-Out Options) is an “accredited investor” as such term is defined in Rule 501 under Regulation D. The Company shall use its commercially reasonable best efforts to promptly secure the Requisite Stockholder Approval and use its commercially reasonable efforts to promptly obtain executed copies of the Company Owner Representations and Warranties Agreement and shall take all other action necessary or advisable to secure the Requisite Stockholder Approval no more than three Business Days following the date the Solicitation and Investor Representation Statement is sent by the Company pursuant to this Section 5.9 (the “Stockholder Written Consent Delivery Deadline”). The Solicitation and Investor Representation Statement shall describe this Agreement, the Merger and the transactions contemplated hereby. The Company shall also send to each holder of Company Capital Stock, Company Warrants or Company Options (other than Cash-Out Options), together with the Solicitation and Investor Representation Statement and Company Owner Representations and Warranties Agreement, a Selling Stockholder Agreement substantially in the form of Exhibit E-2 attached hereto (the “Selling Stockholder Agreement”) for the purpose of enabling such holder of Company Capital Stock the right to enjoy the benefits (and be subject to the obligations of) ARTICLE IX hereof and the provisions of the Selling Stockholder Agreement.
     (b) The Solicitation and Investor Representation Statement shall also constitute a disclosure document for the offer and issuance of the Securities Consideration to be received by the holders of Company Capital Stock, Company Warrants or Company Options (other than Cash-Out Options) in the Merger. The Company will promptly advise Parent, and Parent will promptly advise the Company, in writing if at any time prior to when the Requisite Stockholder Approval has been obtained, either the Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Solicitation and Investor Representation Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirements. The information supplied by the Company for inclusion in the Solicitation and Investor Representation Statement shall not, on the date the solicitation statement is first mailed to the Company Stockholders or at the time prior to when the Requisite Stockholder Approval has been obtained, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub that is contained in the Solicitation and Investor Representation Statement. The information supplied by Parent or Merger Sub for inclusion in the Solicitation and Investor Representation Statement shall not, on the date the Solicitation and Investor Representation Statement is first mailed to Company Stockholders or at the time prior to when the Requisite Stockholder Approval has been obtained, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by the Company that is contained in any of the foregoing documents.
     (c) Subject to Section 5.10(b), to the fullest extent permitted by applicable Legal Requirements, the Company Board shall recommend adoption of this Merger Agreement by the Company Stockholders and include such recommendation in the Solicitation and Investor Representation Statement. Without limiting the generality of the foregoing, (i) the Company agrees that its obligation to solicit the Requisite Stockholder Approval, as required by this Section 5.9, shall not be affected by the withdrawal, amendment or modification of the recommendation by the Company Board or committee thereof and (ii) the Company agrees that its obligations pursuant to this Section 5.9 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.
          Section 5.10 No Solicitation of Transactions.
     (a) No Solicitation or Negotiation. From the date of this Agreement until the Effective Time, except as set forth in this Section 5.10(b), neither the Company nor any of its Subsidiaries shall, nor shall they authorize or permit any of their respective directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, “Representatives”) to, directly or indirectly:
     (i) solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal (including, without limitation, amending or granting any waiver or release under any standstill or similar Contract with respect to any Company Capital Stock); or
     (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal (provided, however, that providing notice of the restrictions set forth in this Section 5.10 to a third party in response to any such inquiry, request or Acquisition Proposal shall not be deemed a breach of this Section).
     Notwithstanding anything herein to the contrary, prior to the time that the Requisite Stockholder Approval has been obtained (the “Company Specified Time”), the Company may, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by the Company Board after consultation with outside counsel, in response to a bona fide written Acquisition Proposal made or received after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and its financial advisor is reasonably likely to lead to a Superior Proposal, in each case that did not result from a breach by the Company of, or actions by its Representatives inconsistent with, this Section 5.10, and subject to compliance with Section 5.10(c), (x) furnish information with respect to the Company or its Subsidiaries to the Person making such Acquisition Proposal and its Representatives, and (y) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, if, in the case of either clause (x) or (y), prior to taking such action the Company enters into a customary confidentiality Contract not less restrictive of the other party than the Confidentiality Agreement. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.10(a) by any Representative of the Company or any of its Subsidiaries, and any conduct by any Representatives which the Company is not permitted to authorize or permit hereunder, whether or not such Person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Section 5.10(a) by the Company.
          (b) No Change in Recommendation or Alternative Acquisition Agreement. Neither the Company Board nor any committee thereof shall:
     (i) except as set forth in this Section 5.10, withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of the adoption of this Agreement (a “Company Adverse Recommendation Change”);
     (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal; or
     (iii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, Contract in principle, acquisition Contract, merger Contract or other Contract (an “Alternative Acquisition Agreement”) constituting or relating to any Acquisition Proposal (other than a confidentiality Contract referred to in Section 5.10(a) entered into in the circumstances referred to in Section 5.10(a)).
     Notwithstanding the foregoing, at any time prior to the Company Specified Time and subject to compliance with Section 5.10(c), the Company Board may, in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes a Superior Proposal and that did not result from a breach of this Section 5.10, make a Company Adverse Recommendation Change if the Company Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Company Board to effect a Company Adverse Recommendation Change would result in a breach of its fiduciary duties under applicable Legal Requirements; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to this sentence unless the Company has: (A) complied in all material respects with this Section 5.10, (B) provided to Parent five Business Days’ prior written notice (such notice, a “Notice of Superior

Proposal”), which notice shall not be deemed to be a Company Adverse Recommendation Change, advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the then current material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the Person making the proposal (it being understood and agreed that any amendment to the financial terms or any material amendment to any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new three Business Day period), (C) during such five Business Day period (or three Business Day period, in the case of an amendment) if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (D) at the end of such period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent following a Notice of Superior Proposal, as a result of the negotiations required by clause (C) or otherwise).
     In addition, and notwithstanding any provision to the contrary in this Section 5.10, at any time prior to the Company Specified Time the Company Board may, in response to a material development or change in circumstances occurring or arising after the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances, a “Company Intervening Event”), make a Company Adverse Recommendation Change if the Company Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Company Intervening Event, the failure of the Company Board to effect such a Company Adverse Recommendation Change would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that, the Company Board shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to this sentence unless the Company has (x) provided to Parent at least three Business Days’ prior written notice advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail and (y) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change as a result of the Company Intervening Event. Any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board, including in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger.
     (c) Notices to Parent; Additional Negotiations. The Company shall promptly advise Parent orally (within 12 hours) and in writing (within 24 hours), upon the Company gaining Knowledge of any Acquisition Proposal or any request for information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal, inquiry or communication and the identity of the Person making any such Acquisition Proposal, inquiry or communication.

Neither the Company, nor any of its Subsidiaries shall, nor shall they authorize or permit any of their respective Representatives, to provide any information to or participate in discussions or negotiations with the Person making any Acquisition Proposal until after the Company has first notified Parent of such Acquisition Proposal as required by the preceding sentence. The Company shall keep Parent reasonably informed in all material respects of the status of any such Acquisition Proposal and shall (i) promptly notify Parent orally (within 12 hours) and in writing (within 24 hours) if it has begun to furnish information to, or to participate in discussions or negotiations with, a Person making any such Acquisition Proposal, inquiry or communication and shall promptly advise Parent orally (within 12 hours) and in writing (within 24 hours) of any material change in the terms of any such Acquisition Proposal or inquiry, (ii) provide to Parent as soon as practicable after receipt or delivery thereof any correspondence or proposed transaction documents received from or on behalf of any Person relating to any Acquisition Proposal and (iii) if Parent shall make a counterproposal (including, without limitation, following delivery of a written notice to Parent pursuant to Section 5.10(b)), consider and cause its financial and legal advisors to consider in good faith the terms of such counterproposal. Contemporaneously with providing any correspondence, other written materials or other non-public information to a third party in connection with any such Superior Proposal, inquiry or communication, the Company shall furnish a copy of such information to Parent (to the extent not already previously provided). Neither of the Company nor any of its Subsidiaries shall enter into any confidentiality Contract with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.
     (d) Cessation of Ongoing Discussions. The Company and each of its Subsidiaries shall, and shall cause their Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.
          Section 5.11 Sale of Shares Pursuant to Regulation D.
     (a) The Parties acknowledge and agree that the shares of TCS Common Stock issuable to the Company Stockholders pursuant to Section 2.7 hereof shall constitute “restricted securities” within the Securities Act. The certificates of TCS Common Stock shall bear the legends set forth in Section 2.7(c).
     (b) Prior to the Effective Time, neither the Company, nor any of its Subsidiaries shall, nor shall they authorize or permit any of their respective Representatives, to (i) take any action that would cause the number of Company Stockholders who are not “accredited investors” pursuant Regulation D to increase to more than 35 during the term of this Agreement, or (ii) engage in any form of general solicitation or general advertising (as those terms are defined in Regulation D) in connection with the offer and sale of the Securities Consideration or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

          Section 5.12 Confidentiality. The Parties acknowledge that the Confidentiality Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms.
          Section 5.13 Amendments to Company Plan and Certain Company Warrants. The Company shall use its commercially reasonable best efforts to amend (i) the Company Plan in accordance with Section 2.7(e) and (ii) any Company Warrants issued to Silicon Valley Bank to provide that such Company Warrants shall receive the Warrant Merger Consideration in accordance with Section 2.7(f), in each case, if such actions have not been take prior to the date hereof.
          Section 5.14 Delivery of the Spreadsheet. The Company shall provide Parent a copy of the Spreadsheet at least 5 Business Days prior to Closing.
ARTICLE VI
CONDITIONS TO CLOSING
          Section 6.1 Mutual Closing Conditions. The respective obligations of each Party to effect the Merger on the Closing Date are subject to the satisfaction (or to the extent permitted by applicable Legal Requirements, waiver in writing by the Company, the Stockholders’ Representative or Parent, as applicable), on or prior to the Closing Date, of the following conditions:
     (a) there shall be no effective Order issued by a court of competent jurisdiction or Governmental Entity to the effect that the transactions contemplated by this Agreement may not be consummated as herein provided, no Legal Proceeding shall have been commenced by any Governmental Entity or other Person for the purpose of obtaining any such Order and no notice shall have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby or by the Transaction Documents;
     (b) the applicable waiting periods (including any extension thereof), under the HSR Act and all other applicable Antitrust Laws shall have expired or been terminated; and
     (c) the Requisite Stockholder Approval shall have been obtained.
          Section 6.2 Parent’s and Merger Sub’s Closing Conditions. Parent’s and Merger Sub’s obligation to effect the Merger on the Closing Date is subject to the satisfaction (or to the extent permitted by applicable Legal Requirements, waiver by Parent), on or prior to the Closing Date, of each of the following additional conditions:
     (a) the representations and warranties in ARTICLE III shall be true and correct in all material respects as of the Closing Date (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) (it being understood that, for purposes of this Section 6.2(a), the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other “materiality” qualifications contained in such representation and warranties shall be disregarded except for with respect to the last sentence in Section 3.1 and Section 3.10(c)) other than representations and warranties in Sections 3.1, 3.2, 3.3, 3.4 and 3.28, which shall be true and correct as written;
     (b) the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Party on or prior to the Closing Date;
     (c) as of the Closing Date, no event or circumstance shall have occurred which has had, or would reasonably be expected to have, a Material Adverse Effect;
     (d) the Company shall have paid and satisfied all Indebtedness (other than capitalized leases) and provided Parent with customary payoff letters that the Company has paid and satisfied all Indebtedness (other than capitalized leases) and that any Liens related thereto have been or upon Closing will be released and discharged;
     (e) there shall be no more than 35 Company Stockholders who are both (i) U.S. persons as defined under Regulation S promulgated under the Securities Act (a “U.S. Person”); and (ii) not “accredited investors” as defined in Rule 501 under Regulation D;
     (f) each of the agreements identified on Schedule 6.2 shall have been terminated, effective as of the Closing;
     (g) holders of not more than 3% of the issued and outstanding Company Capital Stock as of the Closing (calculated on an as-converted, fully diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time)) shall have elected to, and continue to have contingent rights to, exercise appraisal rights or dissenters’ rights under Delaware Law as to such shares;
     (h) the Company shall have delivered to Parent:
     (i) for each of the Company and its Subsidiaries, a certificate of the Secretary of State (or other applicable Governmental Entity) of the state of organization of such entity, and each state where such entity is qualified to do business as a foreign entity, dated not more than 3 Business Days prior to the Closing Date, as to the existence or qualification (as the case may be) and, where applicable, good standing of such entity;
     (ii) a certificate of the Company, dated as of the Closing Date, signed by the Chief Executive Officer of the Company, certifying that the conditions set forth in Sections 6.2 (a), (b), (c), (f) and (g) have been satisfied;

     (iii) duly executed UCC-3 termination statements or written authorizations permitting Company to file same to evidence that all right, title and interest in and to the assets and properties of the Company and its Subsidiaries are free and clear of all Liens, other than Permitted Liens;
     (iv) duly executed resignations and releases, effective as of the Closing Date, of (A) each director of the Company and each of the Company’s Subsidiaries and (B) such officers of the Company and each of the Company’s Subsidiaries, which in the case of clause (B), may be requested by Parent prior to the Closing Date, in each case substantially in the form of Exhibit I attached hereto;
     (v) a duly executed amendment to the Company Warrant issued to Silicon Valley Bank to provide that such Company Warrant shall receive the Warrant Merger Consideration in accordance with Section 2.7(f) and shall not be assumed by Parent, in form and substance satisfactory to Parent in its sole discretion; and
     (vi) the Spreadsheet.
          Section 6.3 Company’s Closing Conditions. The obligation of the Company to effect the Merger on the Closing Date is subject to the satisfaction (or to the extent permitted by applicable Legal Requirements, waiver by such Parties), on or prior to the Closing Date, of each of the following conditions:
     (a) the representations and warranties in ARTICLE IV shall be true and correct in all material respects as of the Closing Date (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other “materiality” qualifications contained in such representation and warranties shall be disregarded);
     (b) Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and
     (c) a certificate of Parent, dated as of the Closing Date, signed by a Vice President of the Company, certifying that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.
ARTICLE VII
TERMINATION RIGHTS
          Section 7.1 Termination Rights. This Agreement may be terminated and the Merger (and the other transactions contemplated by this Agreement and the Transaction

Documents) may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained):
     (a) by the mutual written consent of the Company and Parent;
     (b) by the Company or Parent in the event that the Closing has not occurred on or prior to the Termination Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to occur on or before the Termination Date;
     (c) by the Company if Parent is in material breach or default of any of its representations, warranties, covenants, agreements or other obligations herein such that the conditions set forth in Section 6.3(a) and (b) would not be satisfied; provided, however, that, if such breach or default, is curable by Parent and is cured within a period of 30 days after Parent’s receipt of written notice of such breach or default, as the case may be (it being understood that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(c) if the Company is then in material breach or default of any of its respective representations, warranties, covenants, agreements or other obligations contained in this Agreement);
     (d) by Parent if the Company is in material breach or default of any of its representations, warranties, covenants, agreements or other obligations herein such that the conditions set forth in Section 6.2(a) and (b) would not be satisfied; provided however, that if such breach or default, is curable by Company and is cured within a period of 30 days after the Company’s receipt of written notice of such breach or default, as the case may be (it being understood that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(d) if Parent is then in material breach or default of any of its respective representations, warranties, covenants, agreements or other obligations contained in this Agreement);
     (e) by Parent if the Company fails to (i) send the Solicitation and Investor Representation Statement in accordance with the provisions of this Agreement, or (ii) deliver the Company Stockholder Written Consents by the Stockholder Written Consent Delivery Deadline which consents provide the Requisite Stockholder Approval;
     (f) by Parent if: (i) the Company Board (or any committee thereof) shall have failed to recommend to the Company Stockholders the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement in the Solicitation and Investor Representation Statement, or shall have made a Company Adverse Recommendation Change; (ii) the Company Board (or any committee thereof) shall have approved or recommended to the Company Stockholders an Acquisition Proposal (other than the Merger); (iii) the Company shall have entered into any Alternative Acquisition Agreement relating to any Acquisition Proposal; (iv) the Company Board (or any committee thereof) shall have failed to reconfirm its recommendation of the adoption of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement within three Business Days after Company’s receipt of written notice from Parent requesting that the Company Board (or any committee thereof) do so; (v) the Company shall have materially breached any of its obligations under Section 5.10; or (vi) the Company shall have materially breached any of its obligations under Section 5.9.
          Section 7.2 Effect of Termination.
     (a) In the event of the termination of this Agreement pursuant to Section 7.1, all obligations of the Parties hereto shall terminate, except for the Confidentiality Agreement and the provisions of this Section 7.2, and ARTICLE X; provided, however, that in the event this Agreement is terminated pursuant to Section 7.1(b), (c) or (d), nothing herein shall prejudice the ability of the non-breaching party from seeking equitable relief or damages from any other Party for any intentional breach of this Agreement, including attorneys’ fees and the right to pursue any remedy at law or in equity, and otherwise the Parties shall have no liability to each other under or relating to this Agreement; provided, further, that in the event this Agreement is terminated pursuant to Section 7.1(e)(ii) or (f)(i) — (v), then the Company shall pay as directed by Parent in writing a termination fee of $25,000,000 (the “Termination Fee”). Any Termination Fee due as a result of such termination shall be paid by wire transfer of same-day funds within three Business Days after the date of termination of this Agreement. In no event shall the Company be required to pay the Termination Fee hereunder on more than one occasion.
     (b) The Parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. If either party fails to promptly pay to the other party any fee due hereunder, the non-paying party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of interest reported as of the date of termination pursuant to Section 7.1 (or, if not a Business Day, the first Business Day thereafter), by The Wall Street Journal in its money rates column for the date such fee was required to be paid plus five percent. Payment of the fees and expenses described in this Section 7.2(b) shall not be in lieu of liability pursuant to any other provision of this Agreement.
ARTICLE VIII
INDEMNIFICATION
          Section 8.1 Indemnification by the Company Stockholders.
     (a) From and after the Closing and subject to the limitations in this ARTICLE VIII, the Company Stockholders (which for purposes of this Article VIII shall include all Company Owners), severally and not jointly, shall indemnify, defend and hold harmless Parent and its Affiliates (which shall include the Surviving Corporation and its Subsidiaries after the Closing) and their respective partners, stockholders, directors, officers, attorneys, managers, representatives, stockholders, employees, successors and assigns (collectively, the “Parent Indemnitees”) from and against any and all loss, Liability, action or cause of action, judgments, settlement, Tax, interest or demand and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”), directly or indirectly, in connection with arising out of or resulting from (i) any inaccuracy in, or breach of, any of the representations and warranties in ARTICLE III hereof and in the certificate furnished pursuant hereto by the Company on the Closing Date, (ii) any breach or nonfulfillment of any covenant or agreement made by the Company in or pursuant to this Agreement or the other Transaction Documents to which the Company is or will become a party, (iii) any Claim of any nature by any Company Stockholder or holder of Company Options or Company Warrants arising out of or in connection with this Agreement, the Merger or the amendment or termination of the Option Plan or the amendment of Company Warrants (other than the extension of Warrant #4), (iv) any inaccuracy in, or breach of, any of the representations and warranties set forth in a Stockholder Letter delivered to Parent by a Company Owner (the liability for which, notwithstanding any other provision contained in this Agreement, shall rest solely with the Company Stockholder signing such Stockholder Letter), (v) any amount payable in respect of any Dissenting Share (on a per share basis) in excess of the Merger Consideration (on a per share basis) and reasonable cost and expenses defending any Claim involving Dissenting Shares, (vi) the Disclosed IP Matters, or (vii) the Wage and Hour Matters.
     (b) From and after the Closing, the Company Stockholders, severally and not jointly, shall indemnify and hold harmless Parent and Parent Indemnitees against all Taxes (whether assessed or unassessed) but only to the extent such Taxes were not accrued as Liabilities in the Final Net Working Capital that (A) are imposed on the Company or any Subsidiary under applicable Legal Requirements with respect to a Pre-Closing Period, (B) arise under any provision under applicable Legal Requirements imposing joint or several liability upon members of a consolidated, combined, affiliated, unitary or other Tax group by virtue of the Company or any Subsidiary being a member of a consolidated, combined, affiliated, unitary or other Tax group on or prior to the Closing Date, (C) arise under principles of transferee or successor liability or by Contract or otherwise, which Taxes relate to an event or transaction occurring on or prior to the Closing Date and involving the Company or any Subsidiary or (D) arise under any Tax allocation, sharing, indemnity, or similar Contract entered into by the Company or any Subsidiary on or prior to the Closing Date.
     (c) Except with respect to Claims under Section 8.1(a)(iv), Parent shall be entitled to deal exclusively with the Stockholders’ Representative in connection with any Claim for indemnification under this ARTICLE VIII. Any Claim for indemnification made directly by a Company Indemnitee to Parent shall be deemed to be invalid for all purposes of this ARTICLE VIII.
          Section 8.2 Indemnification by Parent. Subject to the other terms of this ARTICLE VIII, from and after the Closing, Parent shall indemnify, defend and hold harmless the Company Stockholders and their respective partners, stockholders, directors, officers, attorneys, managers, representatives, stockholders, employees, successors and assigns

(collectively, the “Company Indemnitees” and, together with Parent Indemnitees, the “Indemnitees”) from and against any and all Losses, directly or indirectly, in connection with, arising out of or resulting from (i) any inaccuracy in, or breach of, any of the representations and warranties in ARTICLE IV hereof or the Transaction Documents to which Parent is a party or in any certificate or document furnished pursuant hereto by Parent on the Closing Date or (ii) any breach or nonfulfillment of any covenant or agreement made by Parent in or pursuant to this Agreement or the Transaction Documents to which Parent is a party.
          Section 8.3 Survival; Claims Period. The representations, warranties and covenants of the Parties under this Agreement shall survive the execution and delivery of this Agreement and shall continue in full force and effect until the date that is 18 months after the Closing Date; provided, however, that (a) the representations and warranties set forth in Sections 2.a (Title to Shares), 2.b (Authority) and 2.c (Investment Representations), 2.d (Accredited Investor Representations) in the Stockholder Representation and Warranties Agreement and the representations set forth in Sections 3.1 (Organization; Existence and Good Standing), 3.2 (Authority; Enforceability), 3.3 (Capitalization), 3.4 (Subsidiaries), 3.22 (Brokers’ Fees), 3.28 (State Takeover Laws; Charter Provisions), 4.1 (Organization; Existence and Good Standing) and 4.2 (Authority; Enforceability) of this Agreement shall survive indefinitely, (b) any covenants or agreements contained in this Agreement or the other Transaction Documents that by their terms are to be performed after the Closing Date shall survive until fully discharged, (c) Claims related to fraud or intentional misrepresentation in connection with this Agreement shall survive until the expiration of 60 Business Days following the date on which the statute of limitations applicable to such Claims has expired, (d) the representations and warranties set forth in Section 3.8 (Tax Matters) and Claims for indemnification under Section 8.1(b) shall survive until the expiration of 60 Business Days following the date on which the statute of limitations applicable to matters described in such sections has expired, (e) Claims for indemnification under Section 8.1(a)(vi) shall survive until the expiration of 24 months following the Closing, and (f) Claims arising out of Section 8.1(a)(vii) shall survive until the expiration of 24 months following the Closing. The date to which a particular representation, warranty or covenant survives, as provided in the foregoing sentence, including clauses (a), (b), (c), (d), (e) and (f) of this Section 8.3 is referred to herein as such representation’s, warranty’s or covenant’s “Expiration Date”. No Claim for a breach of any representation, warranty or covenant contained in this Agreement shall be brought after the Expiration Date of such representation, warranty or covenant, except for Claims of which a Party has received written notification setting forth in reasonable detail the claimed misrepresentation or breach of representation, warranty or covenant, prior to such Expiration Date.
          Section 8.4 Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this ARTICLE VIII or elsewhere in this Agreement, the following terms shall apply to any Claim arising out of this Agreement or related to the transactions contemplated by this Agreement or the other Transaction Documents:
     (a) Deductible. The Company Stockholders will not have any liability under Section 8.1 until Parent Indemnitees have suffered Losses in excess of $750,000 (the “Indemnity Deductible”) in the aggregate arising from Claims under Section 8.1, and then the Company Stockholders will only be liable under Section 8.1 to the extent Losses arising from Claims under Section 8.1 exceed the Indemnity Deductible. The Company

Stockholders will not have any liability under Section 8.1(a)(vi) (and such Losses shall not reduce the Indemnity Deductible) until Parent Indemnitees have suffered Losses in excess of $2,200,000 (the “Existing IP Claims Deductible”) in the aggregate arising from Claims under Section 8.1(a)(vi), and then the Company Stockholders will only be liable under Section 8.1(a)(vi) to the extent Losses arising from Claims under Section 8.1(a)(vi) exceed the Existing IP Claims Deductible.
     (b) Cap. The Company Stockholders’ maximum liability under this Agreement shall not exceed $20,000,000 (the “Cap Amount”); provided, however, that: (i) after the date which is 12 months following the Closing Date, the Cap Amount shall be reduced solely with respect to those Claims brought after the first anniversary of the Closing Date to $10,000,000 (less the amount of Claims in excess of $10,000,000 applied against the Cap Amount within the 12 months following the Closing); and (ii) after the date which is 18 months following the Closing Date, the Cap Amount shall be reduced solely with respect to those Claims brought during the period commencing on the first anniversary of the Closing Date and continuing until 18 months following the Closing Date to $5,000,000 (less the amount of Claims in excess of $15,000,000 applied against the Cap Amount within the 18 months following the Closing). The maximum liability amounts specified in this Section 8.4(b) are inclusive of any amounts paid or payable from the Cash-Out Indemnity Escrow Amount in the Escrow Account.
     (c) Manner of Payment. Any indemnification obligations of the Company Stockholders pursuant to Section 8.1 hereof shall be made solely by Parent offsetting the amount of any Loss against any present or future payments under the Indemnification Promissory Notes and by payment to Parent by Escrow Agent from the Cash-Out Indemnity Escrow Amount in the Escrow Account. With respect to each Claim paid pursuant to this Section 8.4(c)(i): the offset shall reduce the principal amount of each Indemnification Promissory Note in an amount equal to each Company Stockholder’s pro rata share of the Loss based on the ratio of (x) the original principal amount of each such Indemnification Promissory Note, over (y) $20,000,000; and (ii) the payment to Parent by Escrow Agent from the Cash Out Indemnity Escrow Amount in the Escrow Account shall be an amount equal to the product of (x) the aggregate amount of the Claim paid and offset pursuant to this Section 8.4(c), multiplied by (y) the ratio of (A) the Cash-Out Indemnity Escrow Amount over (B) $20,000,000. Any amounts withheld from amounts otherwise payable under the Indemnification Promissory Notes with respect to an unresolved Claim prior to the final resolution of such Claim must be an objectively reasonable estimate of the anticipated Loss. In the event Stockholders’ Representative disputes any amount withheld from amounts otherwise payable under the Indemnification Promissory Notes for unresolved Claims as being not an objectively reasonable estimate of the anticipated Loss, the Parties agree to resolve such issue through binding arbitration before a single arbitrator administered in accordance with the rules of the American Arbitration Association and such arbitration shall take place in New York City, New York. The arbitrator’s determination shall be limited to the question of reasonableness with respect to such estimate of the anticipated Loss and shall be final and binding on the Parties. The expenses of the arbitrator shall be paid one half by Parent and one half by the Stockholders’ Representative.

     (d) Exclusions. The limitations set forth in Sections 8.4(a) and (b) and the provisions of Section 8.4(c) shall not be applicable to any Claim arising from any matters set forth in Section 8.3(a), Section 8.3(b) (but solely to the extent that such covenants relate to the payment of funds pursuant to Section 2.7(a) or the failure to send the Solicitation and Investor Representation Statement in accordance with Section 5.9), Section 8.3(c), Section 8.3(d) or Section 9.5. The limitation set forth in Section 8.4(a) shall not be applicable to Claims arising from any matter set forth in Section 8.1(a)(vi) and Section 8.1(a)(vii). Notwithstanding anything herein to the contrary, any indemnification obligations of any Company Stockholder shall first be satisfied in the manner set forth in Section 8.4(c). Losses satisfied by the Company Stockholders without the benefit of the Indemnity Deductible shall not reduce the Indemnity Deductible.
     (e) Other Limitations. No Company Stockholder shall be liable for any Loss in excess of the amount of such Company Stockholder’s Owner’s Percentage Ownership multiplied by the total amount of such Loss, except to the extent that such Loss arises solely out of or results solely from (i) such Company Stockholder’s fraud or intentional misrepresentation in connection with this Agreement, or (ii) any inaccuracy in, or breach of, the representations and warranties of such Company Stockholder set forth in Sections 2.a (Title to Shares), 2.b (Authority) and 2.c (Investment Representations), 2.d (Accredited Investor Representations) in the Stockholder Representation and Warranties Agreement. Notwithstanding anything herein to the contrary, in no event shall the aggregate amount of all indemnification obligations of any Company Stockholder hereunder exceed the amount of the Merger Consideration actually received by such Company Stockholder. Notwithstanding anything in this Agreement to the contrary, the Company Stockholders shall not have any liability for Losses relating to or arising from patent infringement (other than Disclosed IP Matters) which respect to which the Company had no Knowledge of such infringement on the date hereof and the Closing Date.
          Section 8.5 Calculation of Losses; No Duplication of Recovery. The amount of any Losses for which indemnification is provided under this ARTICLE VIII shall be reduced by (a) any amounts recovered by any Indemnitee under insurance policies or from third Persons with respect to such Losses and (b) any tax benefit that would not have arisen but for such Loss. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. Each Indemnitee shall use commercially reasonable efforts to collect and pay over to an Indemnifying Party any insurance proceeds available with respect to Losses for which indemnification has been provided by such Indemnifying Party under this ARTICLE VIII; provided, however, no Party shall be obligated to make any claim for Losses with any applicable insurer prior to collecting or attempting to collect such Losses from the Indemnifying Party.
          Section 8.6 Treatment of Indemnification Payments. Any payments made after the Closing pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Merger Consideration for all purposes, including federal, state and local Tax and financial accounting purposes.

          Section 8.7 Claim Procedures.
     (a) Each Indemnitee agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this ARTICLE VIII, such Indemnitee must assert its claim for indemnification under this ARTICLE VIII (each, a “Claim”) by providing a written notice (a “Claim Notice”) to the Indemnifying Party (as defined below) allegedly required to provide indemnification protection under this ARTICLE VIII specifying, in reasonable detail, the nature and basis for such Claim (e.g., the underlying representation, warranty or covenant alleged to have been breached). Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a third party Claim Notice will not relieve the Indemnifying Party from liability hereunder with respect to such Claim unless the Indemnifying Party can show actual material prejudice resulting from such failure and then only to the extent of such actual material prejudice.
     (b) Promptly after the receipt by an Indemnitee of notice of any Loss asserted by any third party against any Indemnitee (each, an “Action”), which Action is subject to indemnification under this Agreement, the Indemnitee will give reasonable written notice to the party from whom indemnification is claimed (the “Indemnifying Party”) including, without limitation, copies of any notices or other materials received in connection with such claim for indemnification; provided, however, that any failure of an Indemnitee to give timely notice pursuant to this Section 8.7(b) shall not preclude a claim by the Indemnitee for indemnification hereunder unless the Indemnifying Party can show actual material prejudice resulting from such failure and then only to the extent of such actual material prejudice. The Indemnifying Party will be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any Action by notifying the Indemnitee in writing of the Indemnifying Party’s intention to assume such defense. The other party will cooperate with party assuming the defense of any Action in accordance with this Agreement in any manner that such party reasonably may request. If the Indemnifying Party assumes the defense of any Action, as provided above, it will do so diligently and in good faith and the Indemnitee will have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement of the Action, but the fees and expenses of such counsel will be at the expense of the Indemnitee. No Indemnitee will settle or compromise any Action for which it is entitled to indemnification under this Agreement without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld. No Indemnifying Party will settle or compromise any such Action without the prior written consent of the Indemnitee unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party and does not otherwise impose any other Loss, injunction or equitable relief on the Indemnitee, such consent not to be unreasonably withheld.
          Section 8.8 Exclusive Remedy After Closing. The rights of indemnity provided in this Article VIII are the parties’ sole and exclusive remedy after the closing relating in any way to the subject matter of this Agreement or the transactions contemplated hereby.

          Section 8.9 Stockholders’ Representative.
     (a) The Stockholders’ Representative is hereby appointed and authorized to have full power and authority to represent each of, and take all actions under this Agreement and the Transaction Documents that are to be taken by, the Company Stockholders and holders of Cash-Out Options, whether collectively or individually, or by the Stockholders’ Representative, and (x) all actions taken by the Stockholders’ Representative hereunder and thereunder shall be binding upon all the Company Stockholders and their successors and assigns as if expressly confirmed and ratified in writing by each of them and (y) no Company Stockholder or holder of Cash-Out Options shall have a right to object, dissent, protest or otherwise contest the same. Any action to be taken by the Company Stockholders or holder of Cash-Out Options collectively under this Agreement or the Transaction Documents shall be taken by the Stockholders’ Representative.
     (b) The Stockholders’ Representative is hereby authorized to:
          (i) receive all notices or documents given or to be given to any of the Company Stockholders, holder of Cash-Out Options or the Stockholders’ Representative pursuant hereto or to any Transaction Document or in connection herewith or therewith and to receive and accept service of legal process in connection with any suit or proceeding arising under any Transaction Document;
          (ii) engage counsel and such accountants and other advisors and incur such expenses in connection with any Transaction Document or the transactions contemplated hereby or thereby as the Stockholders’ Representative may in its sole discretion deem appropriate;
          (iii) after the date of this Agreement, take such action as the Stockholders’ Representative may, in its sole discretion, deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent contained in this Agreement or in any document delivered by Parent pursuant hereto; (B) taking such other action as the Stockholders’ Representative is authorized to take under any Transaction Document; (C) receiving all documents or certificates and making all determinations, in its capacity as Stockholders’ Representative, required under any Transaction Document; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by any Transaction Document, including, without limitation, the defense and/or settlement of any Claims for which indemnification is sought pursuant to this ARTICLE VIII and any waiver of any obligation of Parent; and
          (iv) interpret all of the terms and provisions of any Transaction Document, authorize payments to be made with respect hereto or thereto, obtain reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Stockholders’ Representative in connection with this Agreement and the Transaction Documents, defend all indemnity claims pursuant to this Agreement, consent to, compromise or settle all such claims for indemnification by Parent and/or any Parent Indemnitee, conduct negotiations with Parent and/or any Parent Indemnitee and their agents regarding such claims, dealing with Parent and/or any Parent Indemnitee under this Agreement, take any all other actions specified in or contemplated by any Transaction Document, and engage counsel, accountants or other representatives in connection with the foregoing matters.
     (c) Without limiting the generality of Section 8.7(a), the Stockholders’ Representative is hereby authorized to have the full power and authority to interpret all the terms and provisions of any Transaction Document and to consent to any amendment hereof or thereof on behalf of the Company Stockholders and holders of Cash-Out Options in its capacity as Stockholders’ Representative.
     (d) The Stockholders’ Representative shall have no duties or liability to the Company Stockholders or holders of Cash-Out Options with respect to any action taken, decision made or instruction given by the Stockholders’ Representative in connection with the any Transaction Document.
     (e) The Company Stockholders hereby agree, in accordance with the Owner’s Percentage Interest, to indemnify, defend and hold the Stockholders’ Representative and any of its Affiliates and any of their respective heirs, successors, assigns, partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Stockholders’ Representative’s conduct as Stockholders’ Representative, harmless against all liabilities incurred by them, other than Liabilities resulting from the Stockholders’ Representative’s fraud or willful misconduct in connection with his performance under any Transaction Document. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid by the Company Stockholders and holders of Cash-Out Options and Parent shall not have any liability therefor. The Stockholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Stockholders’ Representative in accordance with such advice, the Stockholders’ Representative shall not be liable to the Company Stockholders, holders of Cash-Out Options or any other Person. In no event shall the Stockholders’ Representative be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages.
     (f) Subject to any applicable privileges, the Stockholders’ Representative shall have reasonable access to information of and concerning any indemnity claims of Parent and/or any Parent Indemnitee pursuant to this Agreement and which is in the possession, custody or control of the Company Stockholders and/or Parent and the reasonable assistance of the Company Stockholders and holders of Cash-Out Options (and their respective successors’ and assigns’) for purposes of performing the Stockholders’ Representative duties under this Agreement or the Transaction Documents and exercising his rights under this Agreement and the Transaction Documents, including for the purpose of evaluating any indemnity claims of the Company Stockholders and or holders of Cash-Out Options pursuant to this ARTICLE VIII.
     (g) In the performance of its duties hereunder, the Stockholders’ Representative shall be entitled to (i) rely upon any document or instrument reasonably believed by its to be genuine, accurate as to content and signed by any Company Stockholder and any holder of Cash-Out Options or any other party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.
     (h) The Company Stockholders collectively holding over a majority of the Company Capital Stock on an as-converted, fully diluted basis immediately prior to the Closing shall have the right at any time following the Closing to remove the then-acting Stockholders’ Representative and/or to appoint a successor Stockholders’ Representative upon the resignation or removal of the Stockholders’ Representative; provided, however, that neither the removal/resignation of the then acting Stockholders’ Representative nor the appointment of a successor Stockholders’ Representative shall be effective until the delivery to Parent of executed counterparts of a writing signed by Company Stockholders collectively holding over a majority of the Company Capital Stock on an as-converted, fully diluted basis immediately prior to the Closing with respect to such removal, resignation and appointment, together with an acknowledgement signed by the successor Stockholders’ Representative appointed in such writing that he, she or it accepts the responsibility of successor Stockholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholders’ Representative. Each successor Stockholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholders’ Representative, and in the Transaction Documents and shall be deemed to include any interim or successor Stockholders’ Representative.
     (i) Prior to Closing, the Stockholders’ Representative shall be permitted to assign its duties hereunder with the prior written consent of Parent and the Company, which consents shall not be unreasonably withheld. Prior to Closing, the Company can agree to pay a successor Stockholders’ Representative a fee for services to be performed by such Stockholders’ Representative under this Agreement, which fee shall be in cash from the Company prior to the Closing.
     (j) Subject to Section 8.7(h), the appointment of the Stockholders’ Representative hereunder is irrevocable and any action taken by the Stockholders’ Representative pursuant to the authority granted in this Section 8.8 shall be effective and absolutely binding as the action of the Stockholders’ Representative under any Transaction Document.

ARTICLE IX
REGISTRATION RIGHTS AND CONTRACTUAL LOCKUP
          Section 9.1 Special Definitions. Capitalized terms used and not otherwise defined herein that are defined in ARTICLE IX of this Agreement shall have the meanings given such terms in this Section 9.1.
          “Advice” shall have the meaning set forth in Section 9.6(a).
          “Commission” means the United States Securities and Exchange Commission.
          “Effective Date” means the date that the Registration Statement filed pursuant to Section 9.2(a) is first declared effective by the Commission.
          “Effectiveness Period” for a Registration Statement means the period from the Closing Date through the earliest to occur of (i) the later to occur of (A) one year after the Closing Date; (B) such time as all of the Equity Consideration Registrable Securities included in such Registration Statement may be sold pursuant to Rule 144(b) as determined by counsel to Parent pursuant to a written opinion letter to such effect, addressed and acceptable to Parent’s transfer agent and the affected Holders, and (ii) such time as all of the Equity Consideration Registrable Securities included in such Registration Statement have been publicly sold by the Holders.
          “Equity Consideration Registrable Securities” means the shares of TCS Common Stock issued as part of the Equity Consideration.
          “Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Equity Consideration Registrable Securities.
          “Indemnified Party” shall have the meaning set forth in Section 9.5(b).
          “Indemnifying Party” shall have the meaning set forth in Section 9.5(b).
          “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Equity Consideration Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
          “Registration Statement” means the registration statement required to be filed in accordance with Section 9.2(a), including the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statements.

          “Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such rule.
          “Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such rule.
          “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Equity Consideration Registrable Securities, and fees and disbursements of counsel for any Holder, except as otherwise provided herein.
          Section 9.2 Registration.
     (a) Parent shall prepare and file with the Commission a Registration Statement covering the resale of the Equity Consideration Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form S-3 (except if Parent is not then eligible to register for resale the Equity Consideration Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form for such purpose). Parent shall use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as possible and shall use its commercially reasonably efforts to keep the Registration Statement continuously effective under the Securities Act until the expiration of the Effectiveness Period. After the expiration of the Effectiveness Period, Parent shall be entitled to withdraw the Registration Statement and the Holders shall have no further right to offer or sell any of the Equity Consideration Registrable Securities pursuant to the Registration Statement. At the end of the Effectiveness Period the Holders shall discontinue sales of Equity Consideration Registrable Securities pursuant to such Registration Statement upon receipt of notice from Parent of its intention to remove from registration the shares covered by such Registration Statement which remain unsold, and such Holders shall notify Parent of the number of shares registered which remain unsold immediately upon receipt of such notice from Parent. Notwithstanding the foregoing, Parent may suspend the effectiveness of the Registration Statement for a period of time not more 30 days (whether or not consecutive) during any calendar year if Parent furnishes to the Holders a certificate signed by an executive officer of Parent stating that in the good faith judgment of Parent’s Board of Directors it would be materially detrimental to Parent that (x) the continuing effectiveness of the Registration Statement would require the disclosure of non-public material information that, in the reasonable judgment of Parent’s Board of Directors, would be detrimental to Parent if so disclosed or would otherwise materially adversely affect a financing, acquisition, disposition, merger or other material transaction or (y) such action is required by applicable Legal Requirements.
     (b) In accordance with the terms of the Selling Stockholder Agreement, each Holder shall agree to furnish to Parent a customary completed questionnaire in the form attached to such Selling Stockholder Agreement. Parent shall not be required to include the Equity Consideration Registrable Securities of a Holder in a Registration Statement

who fails to furnish to Parent, in advance of the filing of such Registration Statement, such fully completed questionnaire at least three trading days prior to the filing of the applicable Registration Statement.
          Section 9.3 Registration Procedures. In connection with Parent’s registration obligations hereunder, Parent shall:
     (a) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the Equity Consideration Registrable Securities for its respective Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Equity Consideration Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that would not result in the disclosure to the Holders of material and non-public information concerning Parent; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act, with respect to the Registration Statements and the disposition of all Equity Consideration Registrable Securities covered by each Registration Statement.
     (b) Notify the Stockholders’ Representative as promptly as reasonably possible (A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies Parent whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement; and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Equity Consideration Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Equity Consideration Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (c) Use its commercially reasonable efforts (which shall not require the filing of any court action) to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Equity Consideration Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
     (d) Furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished) promptly after the filing of such documents with the Commission.
     (e) Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request.
     (f) Prior to any resale of Equity Consideration Registrable Securities, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Equity Consideration Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Equity Consideration Registrable Securities covered by the Registration Statements; provided that Parent shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject Parent to any material tax in any such jurisdiction where it is not then so subject.
     (g) Except with respect to transfers prohibited by Section 9.6 (but only during the period such transfers are prohibited), if requested by the Holders, reasonably cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Equity Consideration Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free of all restrictive legends, and to enable such Equity Consideration Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request.
     (h) Upon the occurrence of any event contemplated by Section 9.3(b)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          Section 9.4 Registration Expenses. All fees and expenses incident to the performance of or compliance with this ARTICLE IX by Parent shall be borne by Parent whether or not any Equity Consideration Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any trading market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Equity Consideration Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Equity Consideration Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for Parent, (v) fees and disbursements of one counsel for the Holders not to exceed $10,000, which counsel shall be designated by the Stockholders’ Representative, (vi) Securities Act liability insurance, if Parent so desires such insurance, and (vii) fees and expenses of all other Persons retained by Parent in connection with the consummation of the transactions contemplated by this ARTICLE IX. All Selling Expenses relating to Equity Consideration Registrable Securities registered pursuant to this ARTICLE IX shall be borne and paid by the Holders pro rata on the basis of the number of Equity Consideration Registrable Securities registered on their behalf.
          Section 9.5 Indemnification.
     (a) Indemnification by Parent. Parent shall indemnify and hold harmless each Holder, the officers, directors, agents, attorneys, investment advisors, partners, stockholders, other equity holders and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable Legal Requirements, from and against any and all Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to Parent by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Equity Consideration Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 9.3(b)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated by Section 9.7(b) or an amended Registration Statement or supplemented Prospectus.
     (b) Indemnification by the Holders. In accordance with the terms of the Selling Stockholder Agreement, each Holder will severally, and not jointly, in proportion to the respective number of shares included by each such Holder to the total number of shares being registered, if Equity Consideration Registrable Securities are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless Parent, and each of its officers, directors, agents, attorneys, investment advisors, partners, stockholders, other equity holders and employees to the fullest extent permitted by applicable Legal Requirements, from and against any and all Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to Parent by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Equity Consideration Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 9.3(b)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended Registration Statement or supplemented Prospectus.
     (c) Any indemnification action brought pursuant to this ARTICLE IX shall be brought in accordance with the procedures set forth in Section 8.7.
          Section 9.6 Contractual Lock-Up. In accordance with the terms of the Selling Stockholder Acknowledgement and Agreement, each Holder shall covenant that with respect to the Equity Consideration Registrable Securities issued to such Holder pursuant hereto, that such Holder shall not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Equity Consideration Registrable Securities or any securities convertible into or exchangeable or exercisable for TCS Common Stock or (ii) enter into any swap or any other Contract or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Equity Consideration Registrable Securities, whether any such swap or transaction is to be settled by delivery of TCS Common Stock or other securities, in cash or otherwise, except that he/it can enter into a transaction described in clause (i) or (ii) in this Section 9.6 with respect to not more than (x) one-third of the Equity Consideration Registrable Securities on or after the date which is two months after Closing Date, (y) an additional one-third of the Equity Consideration Registrable Securities on or after the date which is four months after Closing Date and (z) an additional one-third of the Equity Consideration Registrable Securities on or after the date which is six months after Closing Date.
          Section 9.7 Miscellaneous.
     (a) No Holder shall be entitled to the benefit of the provisions set forth in this ARTICLE IX unless such Holder duly executes and delivers the Selling Stockholder Agreement.
     (b) In accordance with the terms of the Selling Stockholder Agreement, each Holder shall agree by its acquisition of such Equity Consideration Registrable Securities that, upon receipt of a notice from Parent of the occurrence of any event of the kind described in Section 9.3(b)(ii)-(v), such Holder will forthwith discontinue disposition of such Equity Consideration Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the “Advice”) by Parent that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. Parent may provide appropriate stop orders to enforce the provisions of this paragraph.
     (c) In accordance with the terms of the Selling Stockholder Agreement, each Holder shall covenant with Parent not to make any sale of the Equity Consideration Registrable Securities pursuant to the Registration Statement without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied.
ARTICLE X
GENERAL
          Section 10.1 Entire Agreement; Successors and AssignsExcept for documents and agreements executed pursuant to this Agreement, and except for the provisions of the Confidentiality Agreement, this Agreement supersedes all prior oral discussions and written agreements among the Parties with respect to the subject matter of this Agreement. Except for the Confidentiality Agreement, this Agreement, including the exhibits and schedules to this Agreement and other documents delivered in connection with this Agreement, contains the sole and entire agreement between the Parties with respect to the subject matter of this Agreement. The Confidentiality Agreement shall terminate and be of no further force or effect in the event that the Closing occurs.
     (a) All of the terms, covenants, representations, warranties and conditions of this Agreement will be binding upon, and inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns (and in the case of indemnities to the benefit of all persons indemnified). Nothing herein expressed or implied is intended or will be construed to confer upon or to give any Person not a Party any rights or remedies under or by reason of this Agreement, except for the Parties identified in ARTICLE VIII.
     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by (i) the Company without the prior written consent of Parent or (ii) Parent without the prior written consent of the Company.
          Section 10.2 Amendments. This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions of this Agreement may be waived, only by a written instrument executed by Parent and each of the Company Stockholders or, in the case of a waiver, by or on behalf of Parent (if Parent is waiving compliance) or the Stockholders’ Representative (if the Company Stockholders are waiving compliance). The failure of any Party at any time or times to require performance of any provisions hereof will in no manner affect the right at a later time to enforce the same. No waiver by any Party of any condition, or of any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty.
          Section 10.3 Notices. Unless otherwise provided herein, all notices, requests, consents, approvals, demands and other communications to be given hereunder (collectively, “Notices”) will be in writing and will be deemed given upon (a) confirmation of receipt of a facsimile transmission, (b) confirmed delivery by a reputable overnight carrier or when delivered by hand, (c) actual receipt or (d) the expiration of four Business Days after the day when mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the respective Parties listed below at the following addresses (or such other address for a Party hereto as will be specified by like notice):
If to Parent, to:
TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401
Attention: Bruce A. White, Esq.
Telephone: (410) 280-1224
Facsimile: (410) 280-1048
E-mail: bwhite@telecomsys.com

with a simultaneous copy to (which shall not constitute notice) to:
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, MD 21209
Attention: Wm. David Chalk, Esq.
Telephone: (410) 580-4120
Facsimile: (410) 580-3120
E-mail: david.chalk@dlapiper.com
If to the Company prior to the Closing, to:
Networks in Motion, Inc.
6A Liberty
Suite 200
Aliso Viejo, CA 92656
Attention: Doug Antone
Telephone: (949) 453-3838
Facsimile: (949) 453-3801
E-mail: dantone@networksinmotion.com
with a simultaneous copy to (which shall not constitute notice) to:
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive
Seventeenth Floor
Costa Mesa, CA 92626
Attention: William J. Simpson, Esq.
Telephone: (714) 668-6205
Facsimile: (714) 979-1921
E-mail: billsimpson@paulhastings.com
If to Company Stockholders, to:
G. Bradford Jones
11150 Santa Monica Blvd
Suite 1200
Los Angeles, CA 90025
Telephone: (310) 477-7678
Facsimile: (310) 312-1868
E-mail: bjones@redpoint.com

with a simultaneous copy to (which shall not constitute notice) to:
Redpoint Ventures
3000 Sand Hill Road, 2-290
Menlo Park, CA 94025
Attention: Lars Pedersen, CFO
Telephone: (650) 926-5600
Facsimile: (650) 854-5762
E-mail: lpedersen@redpoint.com
          Section 10.4 Governing Law; Waiver of Jury Trial. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND WITHOUT REGARD TO ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. EACH PARTY HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER DIRECT OR BY CROSS CLAIM, THIRD PARTY CLAIM OR COUNTERCLAIM, BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.
          Section 10.5 Specific Performance, Jurisdiction and Venue. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce the terms and provisions of this Agreement, this being in addition to any other remedy to which the Parties are entitled at law or in equity. The Parties also agree that any legal or equitable proceeding arising out of or relating in any way to this Agreement, any of the transactions contemplated by this Agreement or the actions of any Party in the negotiation, administration, performance or enforcement of this Agreement shall be brought exclusively in the courts of the State of New York or any court of the United States located in the State of New York. Each of the Parties hereto irrevocably: (a) consents to submit itself to the exclusive venue and personal jurisdiction of the courts of the State of New York or any court of the United States located in the State of New York in any dispute arising out of or relating in any way to this Agreement, any of the transactions contemplated by this Agreement or the actions of any Party in the negotiation, administration, performance or enforcement of this Agreement; (b) agrees that it will not attempt to deny or defeat such venue or personal jurisdiction by motion or other request for leave from any such court, including on the basis of forum non conveniens; (c) agrees that it will not bring any legal or equitable proceeding arising out of or relating in any way to this Agreement, any of the transactions contemplated by this Agreement or the actions of any Party in the negotiation, administration, performance or enforcement of this Agreement in any court other than said courts; and (d) consents to service being made through the notice procedures set forth in Section 10.3. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.3 shall be effective service of process for any legal or equitable proceeding arising out of or relating in any way to this Agreement, the transactions contemplated by this Agreement or the actions of any Party in the negotiation, administration, performance or enforcement of this Agreement.
     Section 10.6 Severability. In the event any of the provisions of this Agreement are held to be invalid or unenforceable under applicable Legal Requirements, the remaining provisions of this Agreement will not be affected. In such event, the Parties agree and consent that such provisions and this Agreement will be modified and reformed so as to effect the original intent of the Parties as closely as possible with respect to those provisions which were held to be invalid or unenforceable.
     Section 10.7 Transaction Costs and Expenses. The Company, on the one hand, and Parent, on the other hand, will bear all of their own costs, fees and expenses, if any, incurred by or on its behalf in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.
     Section 10.8 Schedules and Exhibits. All schedules and exhibits to this Agreement are an integral part of this Agreement and are incorporated herein by reference in this Agreement for all purposes of this Agreement. All schedules delivered with this Agreement shall be arranged to correspond with the numbered and lettered sections and subsections contained in this Agreement, and the disclosures in such schedules shall qualify only the corresponding sections and subsections contained in this Agreement.
     Section 10.9 Third Party Beneficiaries. Nothing in the Agreement shall be construed to confer any right, benefit or remedy upon any Person that is not a party hereto or a permitted assignee of a party hereto, except as otherwise expressly set forth in this Agreement.
     Section 10.10 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other Contract or documents contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the Parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other agreements or documents contemplated herein.
     Section 10.11 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which will be deemed an original, but all of which when taken together will constitute one and the same Agreement.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

TELECOMMUNICATION SYSTEMS, INC.
By:	/s/ Thomas M. Brandt, Jr.
	Name:	Thomas M. Brandt, Jr.
	Title:	Senior Vice President and Chief Financial Officer

OLYMPUS MERGER SUB INC.
By:	/s/ Thomas M. Brandt, Jr.
	Name:	Thomas M. Brandt, Jr.
	Title:	Senior Vice President and Chief Financial Officer

Signature Page

NETWORKS IN MOTION, INC.
By:	/s/ Doug Antone
	Name:	Doug Antone
	Title:	President and Chief Executive Officer

ACCEPTED AND AGREED solely with respect to Section 8.9 (Stockholders’ Representative) hereof: STOCKHOLDERS’ REPRESENTATIVE
/s/ G. Bradford Jones
Name:	G. Bradford Jones

2

EXHIBIT A
DEFINITIONS
     “Acquisition Proposal” means a proposal or offer for any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from the Company by any Person or group of Persons (other than Parent or any of its Affiliates) of 5% or more in interest of the total outstanding voting securities of the Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or group of Persons (other than Parent or any of its Affiliates) beneficially owning 5% or more in interest of the total outstanding voting securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 95% of the total outstanding voting securities in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of the Company or any of its Subsidiaries; or (iii) any liquidation or dissolution of the Company.
     “Affiliate” means with respect to an entity, any other entity controlling, controlled by or under common control with such entity. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity, whether through ownership of voting securities, by contract or otherwise.
     “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and any other federal, state, or foreign statute, rule, regulation, order, decree, administrative and judicial doctrine or other Legal Requirement that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition.
     “Business” means the business of the Company and its Subsidiaries as currently being conducted by the Company or its Subsidiaries prior to the Execution Date and as of the Execution Date and as proposed to be conducted by the Company or its Subsidiaries as of the Execution Date after the Closing.
     “Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Legal Requirements to close or are otherwise generally closed.
     “Cash-Out Adjustment Escrow Amount” means $37,500.
     “Cash-Out Escrow Amount” means the sum of (a) the Cash-Out Indemnity Escrow Amount plus (b) the Cash-Out Adjustment Escrow Amount.
     “Cash-Out Escrow Payments” means the cash payments to be made to each holder of Cash-Out Options from the Escrow Account pursuant to the terms of the Escrow Agreement.

     “Cash-Out Option Payments” means the cash payments to be made to each holder of Cash-Out Options immediately prior to the Effective Time as provided in the Company Plan, as amended, in an amount in cash equal to each such optionee’s Owners Percentage Interest multiplied by the Merger Consideration, less the option exercise price of such optionee’s Cash-Out Options, less such optionee’s Cash-Out Option Percentage multiplied by the Cash-Out Escrow Amount.
     “Cash-Out Indemnity Escrow Amount” means the product (a) $20,000,000 multiplied by (b) the ratio of (x) the total number of shares of Company Capital Stock that are subject to purchase upon exercise of all Cash-Out Options divided by (y) the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time and including the Cash-Out Options).
     “Cash-Out Option Percentage” means the quotient obtained by dividing (a) the number of shares of Company Capital Stock that are subject to purchase upon exercise of each optionee’s Cash-Out Options by (b) the total number of shares of Company Capital Stock that are subject to purchase upon exercise of all Cash-Out Options.
     “Certificate” shall mean each certificate representing one or more shares of Company Capital stock or, in the case of uncertificated shares of Company Capital Stock, each entry in the books of the Company representing uncertificated shares of Company Capital Stock.
     “Charter Documents” means, with respect to any Person, the certificate of incorporation, certificate of formation, certificate of limited partnership, articles of incorporation or association and by-laws, the limited liability company agreement, or limited partnership agreement or other agreement or agreements that establish the legal personality of such Person, in each case as amended to date.
     “Code” means the Internal Revenue Code of 1986, as amended, or any amending or superseding tax laws of the United States of America.
     “Company Capital Stock” means, collectively, Company Common Stock and Company Preferred Stock.
     “Company Common Stock” means shares of the Company’s common stock, par value $0.01 per share.
     “Company Owners” means the holders of Cash-Out Options, other Company Options, Company Warrants and the Company Stockholders.
     “Company Preferred Stock” means each share of the Company’s Series A Preferred Stock, par value $0.001 per share, the Company’s Series A-1 Preferred Stock, par value $0.001 per share, the Company’s Series B Preferred Stock, par value $0.001 per share, and the Company’s Series C Preferred Stock, par value $0.001 per share.

     “Confidentiality Agreement” means that certain letter agreement, dated August 10, 2009, between TeleCommunication Systems, Inc. and the Networks in Motion, Inc., as amended from time to time.
     “Contract” means any contract, instrument, document, agreement, arrangement, commitment, lease, license, mortgage, deed of trust, bond, indenture, franchise, obligation, note or other instrument evidencing indebtedness, or other legally binding agreement (in each case, whether written or oral), and all modifications and amendments thereof, but excluding any Permits and Plans.
     “Disclosed IP Matters” means the indemnification requests related to the alleged patent infringement cases listed on Schedule 3.7.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business.
     “Escrow Agent” means Manufacturers and Traders Trust Company.
     “Escrow Agreement” means that certain Escrow Agreement between the Stockholders’ Representative, Parent, the Company and the Escrow Agent substantially in the form of Exhibit H attached hereto.
     “Excess Cash” means cash and cash equivalents of the Company and its Subsidiaries, determined in accordance with GAAP on a consolidated basis, in excess of $1,000,000, calculated excluding the exercise of any Company Options or Company Warrants or the payment of the Cash-Out Option Payments.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “GAAP” means generally accepted accounting principles in the United States as promulgated by the Financial Accounting Standards Board, or its predecessors or successors, as of the date of the statement to which such term refers.
     “Governmental Entity” means any government, court, governmental or supra-governmental department, commission, council, board, regulatory or administrative body, agency, bureau, instrumentality, any governmental, quasi-governmental or supra-governmental entity or municipality or political or other governmental subdivision, self-regulating authority, branch, authority, official, agency, division, and any court, tribunal, magistrate, arbitrator or judicial body of the United States of America, foreign country or multi-national organization, in each case, whether federal, state, city, county, local, provincial, or any foreign jurisdiction, state, provincial, county, municipality or local governmental unit thereof, including any Taxing Authority. The term “Governmental Entity” also includes any of the entities listed under the definition of “Governmental Entity” set forth on Schedule 3.14 to this Agreement.

     “Government Official” means any officer or employee of a Governmental Entity or of a public international organization, or any person acting in an official capacity for or on behalf of any such Governmental Entity or for or on behalf of any such public international organization.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness” means the principal amount of (plus any related accrued and unpaid interest, penalties, fees, prepayment premiums, breakage costs and other charges related thereto) of the following incurred by the Company or any of its Subsidiaries prior to the Closing or required to be paid in order to discharge fully all such obligations at Closing: (i) all indebtedness for borrowed money or other interest-bearing indebtedness owed by the Company or any of its Subsidiaries under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by the Company or any Subsidiary, (ii) all letters of credit, performance bonds or bankers acceptances, (iii) indebtedness of the Company or any of its Subsidiaries of the types described in clause (i) guaranteed, directly or indirectly, in any manner by the Company or any of its Subsidiaries, (iv) all indebtedness for the deferred purchase price of property or services (other than trade accounts payable) with respect to which the Company or any of its Subsidiaries is liable, contingently or otherwise, as obligor or otherwise, (v) all indebtedness secured by a security interest, pledge or mortgage on the assets of either the Company or any of its Subsidiaries, (vi) all capitalized lease obligations, synthetic lease obligations and sale leaseback obligations, whether secured or unsecured, (vii) all obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions, and (viii) all bonuses payable to employees upon consummation of the transactions contemplated hereby by the Company or any of its Subsidiaries.
     “Initial Cash Amount” means an amount in cash equal to (A) $110,000,000, plus (B) the amount of the Estimated Net Working Capital Increase, if any, or less the amount of the Estimated Net Working Capital Decrease, if any, plus (C) the Estimated Excess Cash, if any, plus (D) the aggregate exercise price of all Company Options (including Cash-Out Options) and Company Warrants outstanding immediately prior to the Merger, less (E) any Indebtedness which the Company has not satisfied from its cash prior to the end of the Closing Date, less (F) the Reserve Amount.
     “Intellectual Property” means all world-wide intellectual property rights of the Company and its Subsidiaries, including but not limited to (i) inventions, discoveries, designs, algorithms and other industrial property, and all enhancements, modifications, amendments and improvements thereto, whether patentable or unpatentable, and whether or not reduced to practice, and all patents and patent applications therefor, arising therefrom or in connection therewith (including, without limitation, all U.S. and foreign (a) patents, (b) patent applications, (c) provisional patents, (d) design patents, (e) patent disclosures, (f) mask works, and all divisions, continuations, continuations-in-part, reissues, re-examinations, renewals, substitutions and extensions thereof or otherwise existing; (ii) trademarks, trade names, business names, and service marks, trade dress, logos, internet domain names, and other commercial product or service designations, together with all translations, adaptations, derivations and combinations thereof, and all goodwill and similar value associated with any of the foregoing, and all applications, registrations, and renewals in connection therewith or otherwise existing; (iii) copyrights and copyrightable works (whether or not registered or eligible for copyright protection including, without limitation, unpublished items), moral rights, and all registrations and applications for registration thereof, as well as rights to renew copyrights, and any and all revisions, transformations, derivative works, modifications, amendments and/or alterations thereto or otherwise; (iv) trade secrets (as such are determined under applicable Legal Requirements), know-how and other confidential business information, including technical information, marketing plans, research, designs, plans, methods, techniques, and processes, any and all technology, customer and supplier lists, new business opportunities, Software or applications (including, without limitation, software, firmware and middleware), in both source and object code form, technical documentation of such software programs, statistical models, e-mail lists, inventions, sui generis database rights, databases, and data, whether in tangible or intangible form and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in writing; (v) any and all other rights to existing and future registrations and applications for any of the foregoing and all other proprietary rights in, or relating to, any of the foregoing, including remedies against and rights to sue for past, present and future infringements, and rights to damages and profits due or accrued in or relating to any of the foregoing; and (vi) all versions, releases, upgrades, derivatives, enhancements, and improvements of any or all of the foregoing.
     “Key Employee” means the following Company employees: Doug Antone, Steve Andler, Gregg Marston, Fathi Hakam, Shen Zhang, Michael Sheha, David Shimoni, Kristy McKnight, Stephen Petilli
     “Knowledge” means, with respect to the Company, the actual knowledge of the Company, after reasonable investigation and inquiry, of each of Doug Antone Stephen Petilli and Gregg Marston, and with respect to Parent, the actual knowledge of Parent, after reasonable investigation and inquiry, of each of Maurice B. Tosé, Richard A. Young, Thomas M. Brandt, Jr. and Drew A. Morin.
     “Legal Proceeding” means any judicial, administrative or arbitral actions, claims, demands, causes of action, suits, hearings, inquiries, investigations or other proceedings (public or private) before any Governmental Entity.
     “Legal Requirement” means all applicable Legal Requirements, statutes, rules, regulations, codes, ordinances, Permits, bylaws, variances, policies, judgments, injunctions, Orders, guidelines, conditions and licenses of a Governmental Entity having jurisdiction over the assets or the properties of any Party and the operations thereof.
     “Liability” means all direct or indirect indebtedness, liabilities, assessments, costs, claims, losses, damages, deficiencies, obligations or responsibilities, expenses (including, without limitation, reasonable attorneys’ fees, court costs, accountants’ fees, environmental consultants’ fees, laboratory costs and other professionals’ fees), Order, settlement payments, Taxes, fines and penalties, whether fixed or unfixed, choate or inchoate, known or unknown, liquidated or unliquidated, secured or unsecured, absolute, actual or potential, contingent or otherwise (including any Liability under any guaranties, letters of credit, performance credits or with respect to insurance loss accruals).

     “Lien” any lien (including mechanics, warehousemen, laborers and landlords liens), charge, restriction, claim, hypothecation, pledge, security interest, mortgage, preemptive right, right of first refusal, option, judgment, title defect right of first refusal, right of way, easement or conditional sale or other title retention agreement or other restriction or encumbrance of any kind in respect of or affecting any asset or property; provided, however, that Liens shall not include any Permitted Lien.
     “Material Adverse Effect” means (a) any material adverse change, event or circumstance to the business, condition (financial or otherwise) or operations of the Company and its Subsidiaries (including, without limitation, any of their respective assets, properties or businesses) or (b) likely to prevent or materially delay or impair the ability of the applicable Party to consummate the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that a “Material Adverse Effect” shall not include any material adverse effect directly or indirectly resulting or arising from, in whole or in part: (1) general economic or political conditions or any conditions generally affecting any segment of the industries in which such Party operates; (2) any change or prospective change in any Legal Requirement, or any interpretation thereof; (3) any change required to be made under GAAP; (4) any change in currency, exchange or interest rates or the financial or securities markets generally; (5) any action taken by (or at the written request of) another Party or such other Party’s Affiliates; or (6) changes caused by acts of terrorism or war (whether or not declared) or other calamity, crisis or geopolitical event occurring after the date of this Agreement; provided further that, with respect clauses (1) through (6), such change, event or circumstance does not (x) primarily relate only to (or have the effect of primarily relating only to applicable Party) or (y) disproportionately adversely affect the applicable Party compared to other companies of similar size operating in the same industry as the applicable Party.
     “Merger Consideration” means an amount equal to (A) Initial Cash Amount, as adjusted pursuant to Section 2.7(a)(ii), (B) an aggregate of $20,000,000 payable in the form of shares of TCS Common Stock, provided that the exact number of shares of TCS Common Stock to be issued pursuant to this Agreement shall be calculated by dividing (1) $20,000,000 by (2) the Parent Designated Stock Price (the “Equity Consideration”), (C) an aggregate of $20,000,000 payable in the form of promissory notes substantially in the form of Exhibit C attached hereto (the “Twelve Month Promissory Notes”) and (D) an aggregate of $20,000,000 payable in the form of promissory notes substantially in the form of Exhibit D attached hereto (the “Indemnification Promissory Notes”).
     “Net Working Capital” means the current assets (excluding cash and cash equivalents) of the Company and its Subsidiaries, minus the current liabilities of the Company and its Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP as applied in a manner consistent with the past practices and principles of the Company and its Subsidiaries.
     “Net Working Capital Threshold” means $9,100,000.
     “Non-Equity Merger Consideration” means the Merger Consideration other than the Equity Consideration.

     “Option Merger Consideration” means (1) the Per Share Cash Consideration, as adjusted pursuant to Section 2.7(a)(ii)(D), less the applicable option exercise price, (2) subject to Section 2.7(d), that number of shares of TCS Common Stock equal to the Per Share Equity Consideration, (3) the Per Share Twelve Month Promissory Notes Consideration, and (4) the Per Share Indemnification Promissory Notes Consideration.
     “Order” means any order, judgment, ruling, charge, preliminary or permanent injunction, temporary restraining order, award, citation, decree, consent decree or writ.
     “Owner’s Percentage Ownership” is the quotient obtained by dividing (a) the number of outstanding shares of Company Capital Stock owned by such Stockholder on an as-converted, fully diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time and including the Cash-Out Options) by (b) the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time and including the Cash-Out Options).
     “Parent Average Signing Day Price” means $8.2958, which is the volume weighted average closing sales price of the shares of TCS Common Stock on the NASDAQ Global Market for the 10 Business Days prior to the date of this Agreement.
     “Parent Designated Stock Price” means the volume weighted average closing sales price of the shares of TCS Common Stock on the NASDAQ Global Market for the 10 Business Days prior to the Closing Date (the “Closing Date VWAP”); provided, however, (i) if the Closing Date VWAP is greater than 1.10 multiplied by Parent Average Signing Day Price, then the Parent Designated Stock Price shall be an amount equal to the Parent Average Signing Day Price multiplied by 1.10, or (ii) if the Closing Date VWAP is less than 0.90 multiplied by the Parent Average Signing Day Price, then the Parent Designated Stock Price shall be an amount equal to the Parent Average Signing Day Price multiplied by 0.90.
     “Patent Troll” means a Person that enforces its patents against one or more Persons including, without limitation, non-practicing entity, non-manufacturing patentee, patent marketer, and patent dealer or an entity or Person who otherwise does not manufacture or use the patented invention and/or has no intention to manufacture or market the patented invention.
     “Per Share Cash Consideration” means an amount in cash equal to the Initial Cash Amount (after reduction for an amount equal to the aggregate Owner’s Percentage Interest of the holders of Cash-Out Options multiplied by the Merger Consideration), divided by the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options).

     “Per Share Equity Consideration” means a number of shares of TCS Common Stock equal to the Equity Consideration, divided by the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options).
     “Per Share Indemnification Promissory Notes Consideration” means (a) $20,000,000 (which represents the original principal amount of the Indemnification Promissory Notes), divided by (b) the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options).
     “Per Share Twelve Month Promissory Notes Consideration” means (a) $20,000,000 (which represents the original principal amount of the Twelve Month Promissory Notes), divided by (b) the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options).
     “Permits” means all of the permits, licenses, variances, exemptions, orders, franchises, consents, certificates and approvals of all Governmental Entities necessary to conduct the Business in compliance with all Legal Requirements.
     “Permitted Liens” means (i) statutory Liens for current Taxes or assessments, or other similar governmental charges, not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Interim Balance Sheet, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of the Company’s or its Subsidiary’s business consistent with past practice not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (iii) zoning, entitlement and other land use or environmental regulations by any Governmental Entity that have not been materially violated; (iv) Liens that represent purchase money security interests for personal property purchased in the ordinary course of business consistent with past practice; (v) Liens created by or arising out of the express terms of any lease or such other agreement involving the leasing of the Leased Real Property, and (vi) Liens imposed by Federal or state securities laws.
     “Person” means any natural person, corporation, company, partnership (general or limited), limited liability company, joint venture, association, trust or other entity.

     “Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code.
     “Public Software” shall mean any Software that is (i) distributed as free software or as open source software (e.g., Linux), or (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third Parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any intellectual property rights through any means, or (iii) derived from in any manner (in whole or in part), links to, relies on, is distributed with, incorporates or contains any software described in (i) or (ii) above. Public Software includes without limitation software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following (each a “Public Software License”): (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); and (vii) the Apache License. Software distributed under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License, and the Beer-Ware Public Software Licenses or any similar licenses, and any software that is a public domain dedication are also “Public Software”.
     “Regulation D” means Regulation D promulgated under the Securities Act.
     “Securities Act” means the Securities Act of 1933, as amended from time to time.
     “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.
     “Spreadsheet” means a spreadsheet in form acceptable to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following factual information relating to holders of Company Capital Stock, Company Options and Company Warrants: (A) the names of all the Company Stockholders, holders of Company Options and holders of Company Warrants (and name of the record holder if different), and their respective last known mailing addresses; (B) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Persons and, in the case of outstanding shares, the respective certificate numbers; (C) the exercise price per share in effect for each Company Option and Company Warrant; (D) the amount of cash payable at Closing to each Company Stockholder; (E) the amount of cash payable at Closing to each holder of a Company Option; (F) the amount of cash payable at Closing to each holder of a Company Warrant; (G) the principal amount of Twelve Month Promissory Notes to be issued to each Company Stockholder; and (H) the principal amount of Indemnification Promissory Notes to be issued to each Company

Stockholder. For the purposes of this definition of “Spreadsheet” and the associated payments being made under this Agreement shall be rounded to the nearest cent.
     “Stockholder Letters” means the Company Owner Representations and Warranties Agreement and the Selling Stockholder Agreement.
     “Stockholder’s Percentage Ownership” is the quotient obtained by dividing (a) the number of outstanding shares of Company Capital Stock owned by such Stockholder on an as-converted, fully diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options) by (b) the total number of outstanding shares of Company Capital Stock owned by all Company Stockholders on an as-converted, fully-diluted basis (including all shares of Company Capital Stock that are subject to purchase upon exercise of all Company Options and Company Warrants and other instruments of the Company exercisable for or convertible into Company Capital Stock issued and outstanding immediately prior to the Effective Time, but excluding the Cash-Out Options).
     “Subsidiary” means any corporation, partnership, limited liability company or other legal entity of which the Company (either alone or together with any other Subsidiary) owns any stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which the Company controls the management.
     “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified), which is not subject to a financing contingency, made by an unaffiliated third party on terms which the Company Board determines in its good faith judgment to be more favorable from a financial point of view to the holders of Company Capital Stock than the transactions contemplated by this Agreement, after receiving advice from its financial advisor and taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement), the likelihood of consummation and all financial, regulatory, legal and other factors.
     “Tangible Personal Property” means all equipment and other tangible personal property, whether owned, leased or held for use by the Company and its Subsidiaries, including, without limitation, the Company’s and its Subsidiaries’ computers, equipment, furniture, fixtures, leasehold improvements, vehicles and other physical or depreciable assets used in the Company’s business.
     “Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, but not limited to, all net income, gross income, gross receipts, estimated, sales, use, rental, ad valorem, value added, transfer, franchise, profits, alternative minimum, license, withholding, employment, payroll, disability, excise, estimated, severance, stamp, occupation, real or personal property, environmental, alternative, or add-on minimum taxes or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by or payable to any Taxing Authority, whether or not disputed, including interest and penalties impose with respect thereto
     “Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
     “Tax Return” means (A) any return, declaration, form, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof required to be filed with, or supplied to any Taxing Authority or other authority in connection with (1) the determination, assessment, or collection of any Tax paid or payable by the Company or its Subsidiaries, or (2) the administration of any laws, regulations, or administrative requirements relating to such Tax; and (B) all information forms required to be supplied to third Parties with respect to any Taxes.
     “TCS Common Stock” means shares of Class A common stock, par value $0.01 per share, of TeleCommunication Systems, Inc.
     “Termination Date” means January 31, 2010.
     “Third Party” shall mean any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Merger Sub or any Affiliate thereof.
     “Transaction Documents” means, collectively, this Agreement and all of the certificates, exhibits, instruments, documents and agreements required to be delivered by the Parties at the Closing.
     “Transfer” means any transfer, sale, assignment, pledge, lease, encumbrance or other disposition of Company Capital Stock, or any portion of the ownership interest therein, irrespective of whether any of the foregoing are effected voluntarily or involuntarily, and whether or not consideration is received therefor, by operation of law or otherwise, or whether inter vivos or upon death.
     “Treasury Regulations” means the treasury regulations promulgated by the United States Department of the Treasury under the Code, as amended from time to time.
     “Wage and Hour Matters” means Claims relating to, arising out of or in connection with any violations or alleged violations of any federal, state or local wage and hour Legal Requirements, including, but not limited to, any violations or alleged violations relating to the Legal Requirements relating to the classification of employees as exempt or non-exempt and payment of overtime.
     “Warrant #4” means that certain Warrant #4 to Purchase Stock issued to Stephen G. Petilli, as Trustee of the Stephen G. Petilli Revocable Living Trust, under trust dated June 20, 2002 to purchase up to 559,302 shares of Company Common Stock.

     “Warrant Merger Consideration” means (1) the Per Share Cash Consideration, as adjusted pursuant to Section 2.7(a)(D), less the applicable Warrant exercise price, (2) subject to Section 2.7(d), that number of shares of TCS Common Stock equal to the Per Share Equity Consideration, (3) the Per Share Twelve Month Promissory Notes Consideration, and (4) the Per Share Indemnification Promissory Notes Consideration.